As filed with the Securities and Exchange Commission on August 2, 1999

Registration No. 333-79251

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT

Under
The Securities Act of 1933

Braun Consulting, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**7379**	**36-3702425**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	Gregory A. Ostendorf **General Counsel and Secretary**
30 West Monroe, Suite 300 **Chicago, Illinois 60603** **(312) 984-7000**	**30 West Monroe, Suite 300** **Chicago, Illinois 60603** **(312) 984-7000**
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marcus A. Watts **Locke Liddell & Sapp LLP** **3400 Chase Tower** **Houston, Texas 77002** **(713) 226-1200**	**Jeffrey A. Schumacher** **Sachnoff & Weaver, Ltd.** **30 South Wacker Drive, Suite 2900** **Chicago, Illinois 60606** **(312) 207-1000**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

SUBJECT TO COMPLETION — August 2, 1999

Prospectus

, 1999

BraunConsulting

4,600,000 Shares of Common Stock

Braun Consulting, Inc.:

- We are an Internet professional services provider that delivers comprehensive business solutions to our clients.
- Braun Consulting, Inc.
  30 West Monroe, Suite 300
  Chicago, Illinois 60603
  (312) 984-7000

Proposed Symbol & Market:

- BRNC/Nasdaq National Market

The Offering:

- We are offering 4,600,000 shares of our common stock.
- The underwriters have an option to purchase an additional 690,000 shares from existing stockholders to cover over-allotments.
- This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.
- Closing: , 1999.

	Per Share	Total
Public offering price:	$	$
Underwriting fees:		
Proceeds to Braun Consulting, Inc.:		

This investment involves risk. See "Risk Factors" beginning on page 5.

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

Donaldson, Lufkin & Jenrette

Salomon Smith Barney

Adams, Harkness & Hill, Inc.

DLJ*direct* Inc.

(First fold inside front cover)

[eSolutions logo]

Copy: Braun Consulting is a provider of a new category of professional services called eSolutions. Our eSolutions integrate strategy, customer information and the Internet to help clients succeed in electronic commerce, enhance relationships with customers and increase revenues.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should read this prospectus together with the additional information described under the heading ''Where You Can Find More Information.''

PROSPECTUS SUMMARY

This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully.

OUR COMPANY

Braun Consulting is an Internet professional services provider delivering comprehensive business solutions to clients. Our service approach combines strategy, advanced Internet application development skills and information technology. We identify these comprehensive business solutions as ''eSolutions.'' Our eSolutions are designed to help clients enable electronic commerce, improve customer relationships, drive revenue growth and provide a measurable return on their investments. Through our proprietary project management approach, we provide services to our Fortune 500 and middle-market clients to help them achieve competitive advantage in changing markets.

The rapid adoption of the Internet is transforming the business marketplace and accelerating the shift toward electronic commerce, including both business-to-business and business-to-consumer applications. According to International Data Corporation, the demand by businesses for Internet-related professional services will grow to $78.5 billion by 2003. We help clients identify opportunities and transform their businesses by combining our skills and expertise in the following areas:

- creating business and Internet strategies focused on a client's customers to improve relationships and interactions with a client's most profitable customers;
- using customer relationship management and data warehousing capabilities through the Internet to sustain a client's revenue growth and enhance the profitability of its products and services; and
- developing Internet, intranet and extranet applications that enable a client's electronic commerce and facilitate the broad and immediate distribution of information.

Customer relationship management is the process of capitalizing on information relative to the preferences, buying patterns and other attributes of our clients' customers. Data warehousing involves the collection and organization of data from disparate sources and data warehouses make that data available for reporting and analysis. Customer relationship management and data warehousing are part of a larger information technology concept known as business intelligence. Business intelligence is the collection and analysis of business and customer information through the Internet and from other sources, which is then used by business managers to make strategic decisions.

By integrating our business intelligence experience with our ability to develop business strategies and Internet applications for our clients, we are well positioned to provide comprehensive Internet professional services. Since 1993, we have provided services to more than 200 companies, including Ameren, Ameritech, Cummins Engine, Eaton, Eli Lilly, Embratel, Motorola, Pharmacia & Upjohn, Ralston Purina, Thomson Consumer Electronics, TMP Worldwide (*Monster.com* owner) and Xerox.

OUR BUSINESS STRATEGY

Turbulence and changes in previously established markets, which can result from innovation, globalization, deregulation or emerging technologies, provide tremendous opportunities for organizations that are insightful and focused on their customers. In the new millennium, businesses working to attain competitive advantage in changing markets will be forced to use Web-based business approaches and efficient management of business and customer information. The Internet combined with strategies focused on customers and business intelligence will enable a new era of business.

We believe clients dependent upon business and customer information and effective use of the Internet will purchase Internet professional services from qualified and proven providers. Our services are based on the integration of the following:

- our *Transform* methodology, which is our proprietary project management approach, specifically designed to deliver comprehensive Internet professional services;
- experience in working with business and customer information, with an emphasis on customer relationship management applications and data warehousing;
- development of customer-focused and Internet business strategies; and
- development and integration of Web-based technologies, including Internet, intranet and extranet applications.

The execution of our business strategy subjects us to risk. For example, we operate in a competitive industry, and many of the larger competitors in our industry have greater financial resources, larger client bases and greater brand or name recognition than us. Further, our net income declined 52.1% to $783,000 in 1998 compared to $1.6 million in 1997. Our success and growth depend on our ability to increase our client engagements and to continue recruiting and retaining qualified professionals to meet client demand. Our ability to retain our senior management team is crucial to our success. Upon completion of this offering, our directors, executive officers and their affiliates will beneficially own, in the aggregate, 72.5% of our outstanding common stock.

OUR GROWTH STRATEGY

Our goal is to continue our growth by capitalizing on our position as a provider of Internet professional services. Our strategies for achieving this objective include:

- expanding our existing client relationships and maintaining a reputation for delivering innovative Internet professional services and providing client satisfaction that helps attract new clients;
- maintaining our culture by attracting qualified professionals and retaining them with our training curriculum and our focus on leading-edge technologies, professional development programs, incentive-based compensation and a balanced lifestyle;
- capitalizing on our infrastructure, which includes an experienced senior management team, a business development group and our proprietary *Transform* Methodology and database; and
- pursuing strategic acquisitions to expand our expertise in new technologies, gain access to additional talented professionals, expand our geographic presence and increase our client base.

THE OFFERING

Braun Consulting common stock offered	4,600,000 shares
Common stock to be outstanding after this offering	16,949,466 shares (a)
Use of proceeds	The net proceeds from this offering are estimated to be approximately $46.1 million. We will use the net proceeds for: • the payment of S corporation distributions of approximately $6.0 million; • the retirement of approximately $3.0 million of existing indebtedness; • possible strategic acquisitions; and • working capital and other general corporate purposes.
Proposed Nasdaq National Market symbol	BRNC

Unless stated otherwise, the information contained in this prospectus (1) assumes that our common stock will be sold at $11.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, (2) gives effect to the acquisition of Vertex Partners, Inc., which closed on May 4, 1999 and was accounted for using the pooling-of-interests method of accounting, (3) assumes that the underwriters' over-allotment option is not exercised and (4) reflects our incorporation in Delaware immediately prior to the consummation of this offering.

(a) The number of shares of common stock to be outstanding is as of June 30, 1999 and excludes (1) options outstanding as of June 30, 1999 to purchase 2,326,638 shares of common stock at a weighted average exercise price of $2.84 per share and (2) 1,167,687 shares of common stock reserved as of June 30, 1999 for issuance upon exercise of options that may be granted in the future under our stock plans. See ''Management—Stock Plans.''

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes the consolidated financial data for our business. You should read the following summary consolidated financial data together with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this prospectus.

	Years Ended December 31,					Six Months Ended June 30,	
	1994	1995	1996	1997	1998(a) (As Restated)	1998	1999
	(In thousands, except per share data)						
Statement of Income Data:							
Total revenues	$5,438	$8,435	$11,272	$19,508	$27,862	$12,205	$20,519
Operating income (loss)	534	712	1,697	1,859	748	(379)	1,975
Net income (loss)	521	647	1,659	1,635	783	(280)	1,885
Pro forma net income (loss) (b)	296	358	975	1,014	323	(130)	1,048
Pro forma earnings (loss) per share (c):							
Basic					$ 0.03	$ (0.01)	$ 0.08
Diluted					0.02	(0.01)	0.08

	As of June 30, 1999		
	Actual	Pro Forma (d)	Pro Forma as Adjusted (d)(e)
	(In thousands)		
Balance Sheet Data:			
Cash	$ 2,269	$ 2,269	$39,357
Total assets	13,576	13,576	50,664
Total debt	2,970	2,970	—
Stockholders' equity	5,832	(1,366)	44,692

(a) See Note 12 of the Notes to the Consolidated Financial Statements for the year ended December 31, 1998.

(b) For all periods indicated except 1994, we operated as an S corporation and were not subject to federal and certain state income taxes. In 1994, we operated as a C corporation. On July 28, 1999, we terminated our status as an S corporation and became subject to federal and state income taxes. Pro forma net income (loss) for periods subsequent to 1994 reflects federal and state income taxes as if we had not elected S corporation status for income tax purposes. Pro forma net income (loss) for 1994 reflects federal and state income taxes on a basis consistent with subsequent periods.

(c) Pro forma net income (loss) per share is calculated by dividing pro forma net income (loss) by the pro forma weighted average number of common shares outstanding after giving effect to the assumed issuance of shares of common stock to generate sufficient cash to pay the S corporation distribution amount of approximately $6.0 million, based on an assumed initial public offering price of $11.00 per share.

(d) Pro forma reflects the S corporation distribution of approximately $6.0 million to our current stockholders and the recognition of a nonrecurring tax liability, which would have been $2.1 million had the termination of our S corporation status occurred as of June 30, 1999.

(e) Pro forma as adjusted reflects the sale of the shares of common stock offered by this prospectus at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses and the application of the estimated net proceeds from this offering.

RISK FACTORS

Before you invest in our common stock, you should understand that such an investment involves risk. You should carefully consider these risk factors as well as all of the other information contained in this prospectus before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

We face risks arising from our business

We must recruit and retain qualified professionals to succeed in our labor-intensive business

Our future success depends in large part on our ability to recruit and retain project and engagement managers, strategists, engineers, and other technical personnel and sales and marketing professionals. Qualified professionals are in great demand and are likely to remain a limited resource in the foreseeable future. Competition for qualified professionals is intense, and the industry turnover rate for them is high. Any inability to recruit and retain a sufficient number of qualified employees could hinder the growth of our business. Our retention rate was approximately 88% in 1998 and 1997.

We depend on our senior management team, and the loss of any member may adversely affect our business

We believe that our success will depend on the continued employment of our senior management team. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team was unable or unwilling to continue in their present positions, such persons would be difficult to replace and our business could be seriously harmed. Accordingly, the loss of one or more members of our senior management team could impact our future revenues. In addition, if any of these key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees. Employee defections to clients would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

We may not realize benefits from our acquisition of Vertex Partners

We acquired Vertex Partners on May 4, 1999. Vertex Partners is a professional services provider that designs and implements strategies focused on its clients’ customers. Achieving the expected benefits of the acquisition will depend in part on the integration of our technology, operations and personnel in a timely and efficient manner to minimize the risk that the acquisition will result in the loss of clients or key employees and to minimize the diversion of the attention of management. Among the challenges involved in this integration is demonstrating to our clients that the acquisition will not result in adverse changes in client service standards or business

focus and demonstrating to our personnel that our business cultures are compatible. There can be no assurance that we can successfully integrate the business of Vertex Partners or that any of the anticipated benefits will be realized, and failure to do so could seriously harm our business.

Potential future acquisitions could be difficult to integrate and adversely affect our operating results

One of our strategies for growth is the acquisition of businesses. Currently, we do not have any acquisitions pending. We may not be able to find and consummate acquisitions on terms and conditions reasonably acceptable to us. The acquisitions we do undertake may involve a number of special risks, including:

- diversion of management's attention;
- potential failure to retain key acquired personnel;
- assumptions of unanticipated legal liabilities and other problems;
- difficulties integrating systems, operations and cultures; and
- amortization of acquired intangible assets.

Our failure to successfully manage future acquisitions could seriously harm our operating results.

Our expenses may increase more rapidly than our revenues, and we may incur net losses

In 1998, our revenues increased 42.8% and the number of our employees and key executives increased 59.4%. In 1998, our net income decreased 52.1% to $783,000 from $1.6 million in 1997. If our expenses increase more rapidly than our revenues, we may incur net losses. In addition, our growth may place a significant strain on our management and our operating and financial systems, and our business will be harmed if our management and our systems cannot manage our growth in a timely manner.

We have relied and expect to continue to rely on a limited number of clients for a significant portion of our revenues

We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously harm our business. In 1998, our ten largest clients generated approximately 64% of our revenues, with Pharmacia & Upjohn, Inc. accounting for 18.6% of our revenues. The volume of work that we perform for a specific client is likely to vary from year to year, and a significant client in one year may not use our services in a subsequent year.

Our failure to meet client expectations could result in losses and negative publicity

We create, implement and maintain eSolutions and other applications that are often critical to our clients' businesses. Any defects or errors in our eSolutions or other applications or failure to meet clients' expectations could result in:

- delayed or lost revenues due to adverse client reaction;
- requirements to provide additional services to a client at no charge;
- negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and
- claims for substantial damages against us, regardless of our responsibility for such failure.

While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.

Our lack of long-term contracts with clients reduces the predictability of our revenues

Our clients retain us on an engagement-by-engagement basis, rather than under long-term contracts. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. These factors make it difficult for us to predict our revenues and operating results. Our failure to accurately predict our revenues may seriously harm our financial condition and results of operation because we incur costs based on our expectations of future revenues. We may be retained to design or implement discrete segments of an eSolution rather than the comprehensive eSolution. Because large client projects may involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that the client will cancel or delay additional planned projects. Such cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to general business or financial conditions of the client. During 1998, three of approximately 400 engagements were canceled or reduced in scope.

A reduction in or the termination of our services could lead to underutilization of our employees and could harm our operating results

Our existing clients can generally reduce the scope of or cancel their use of our services without penalty and with little or no notice. If a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we must be able to rapidly redeploy our employees to other engagements in order to minimize underutilization of employees and the resulting harm to our operating results.

We may lose money on fixed-price contracts

Approximately 26% of our revenues in 1998 were derived from fixed-price contracts, and we anticipate this percentage to increase in the future. If we miscalculate the resources or time we need to complete fixed-price engagements, our operating results could be seriously harmed. The risk that such miscalculations will occur is high because we work with complex technologies in compressed time frames.

Special risks presented by international factors could negatively affect our business

Our international engagements are subject to a variety of risks that could seriously harm our financial condition and operating results. These risks include the following:

- the impact of recessions in economies outside the United States;
- unexpected changes in regulatory requirements;
- currency fluctuations;
- reduced protection for intellectual property and proprietary rights in some countries;
- seasonal reductions in business activity in certain parts of the world; and
- enforceability and collectability of contract obligations.

We may not be able to protect our confidential information and proprietary rights

While our employees execute confidentiality agreements, we cannot guarantee that this will be adequate to deter misappropriation of our confidential information. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our copyrights, trademarks or other proprietary information, our business could be seriously harmed. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management. Our copyright, trademark and proprietary information rights include our proprietary project management approach which we call our *Transform* methodology, our training materials, our name, our business processes, our personnel information and our business strategies.

The eSolutions market subjects us to risks

Our growth could be impacted by the development of the market for eSolutions

We believe that the market developing for eSolutions is distinct from traditional information technology and systems integration services markets, which requires a different set of skills and capabilities. In contrast to traditional information technology and systems integration services, eSolutions combine Internet application development skills with business intelligence and strategy focused on the client's customers. We cannot be certain that a viable market for eSolutions will emerge or be sustainable. If a viable and sustainable market for our eSolutions does not develop, our growth could be negatively affected. Even if an eSolutions market develops, we may not be able to differentiate our services from those of our competitors. If we do not differentiate our services, our revenue growth and operating margins may decline.

Our business will be harmed if the growth of commerce on the Internet is slower than expected

If commerce on the Internet does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be harmed. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides businesses with greater efficiencies and operating improvements.

Competition could result in price reductions, reduced profitability and loss of market share

Competition in the eSolutions market and its component markets is intense. If we fail to compete successfully, our business could be seriously harmed. Our current competitors include, and may in the future include, the following:

- emerging Web consulting firms such as Agency.com, Proxicom, Razorfish, Scient and Viant, which are focused on Internet-based, electronic business and digital business solutions;
- systems integrators such as Andersen Consulting, Ernst & Young, PricewaterhouseCoopers and Sapient;
- strategy and management consulting firms such as Bain, Boston Consulting Group, Diamond Technology Partners and McKinsey;
- regional specialized information technology firms;
- vendor-based services organizations of companies such as IBM and Oracle; and
- internal management and information technology departments of current and future client organizations.

Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than us. As a result, our competitors may be better able to finance acquisitions or internal growth or respond to technological changes or client needs.

Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer.

Year 2000 issues could adversely affect our business

Many of our clients and potential clients have limited information technology budgets, and a substantial portion of their budgeted expenses through December 31, 1999, and potentially beyond, are for Year 2000 remediation and compliance projects. As our clients focus on Year 2000 issues, the amount available to our clients for funding the typical projects we undertake may be limited, which may result in fewer projects, especially large-scale, complex projects. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations—Year 2000 Readiness.''

The Year 2000 problem may also affect software or code that we develop or third-party software products that are incorporated into the eSolutions we create for our clients. Our clients license software directly from third parties, and we do not guarantee that the software licensed from

these suppliers is Year 2000 compliant. However, any failure on our part to provide Year 2000 compliant eSolutions to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our business, financial condition and operating results.

Our business will be negatively affected if we do not keep pace with the latest technological changes and client preferences

Our market and the leading technologies used by our clients are characterized by rapid technological change. If we are unable to respond successfully to these technological developments or do not respond in a timely or cost-effective way, our business and operating results will be seriously harmed. We have derived a substantial portion of our revenues from eSolutions based upon the Internet and other leading information technologies. As a result, our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must recruit and retain professionals who are apprised of technological advances and developments so that they can fulfill the increasingly sophisticated needs of our clients.

The ownership of our common stock is subject to risks in connection with this offering

Our quarterly revenues and operating results could be volatile and may cause our stock price to fluctuate

Our quarterly revenues and operating results may fluctuate significantly in the future. Our operating results could be volatile and difficult to predict. As a result, period-to-period comparisons of our operating results may not be a good indication of our future performance. In addition, operating expenses may increase in each quarter ending September 30, both on absolute terms and as a percentage of revenues, due to the potential hiring of large numbers of recent college graduates each year, which results in increased salary expenses before such new employees begin to generate substantial revenues.

A significant portion of our operating expenses, such as personnel and facilities costs, are fixed in the short term. We have hired a large number of personnel in core support services, including technology infrastructure, recruiting, business development, finance and administration, in order to support our anticipated growth. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in losses for the quarter. In addition, our future quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations.''

Our officers and directors own 72.5% of our stock and could control matters submitted to stockholders

Upon completion of this offering, our directors, executive officers and their affiliates will beneficially own, in the aggregate, 72.5% of our outstanding common stock, or 68.5% if the underwriters exercise their over-allotment option. Steven J. Braun, our President and Chief Executive Officer, will beneficially own approximately 54.4% of our outstanding common stock, or 53.4% if the underwriters exercise their over-allotment option. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors

and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Braun Consulting. See ''Principal Stockholders.''

We have various mechanisms in place that may prevent a change in control that a stockholder may consider favorable

Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of Braun Consulting that a stockholder may consider favorable. Our certificate of incorporation and bylaws:

- authorize the issuance of ''blank check'' preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- classify the board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;
- prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- require super-majority voting to effect amendments to our certificate of incorporation and bylaws;
- limit who may call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires all actions to be taken at a meeting of the stockholders;
- establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;
- require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority of directors then in office; and
- provide that directors may be removed only for cause and only by the affirmative vote of at least 66⅔% of the outstanding shares of voting stock voting together as a single class.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of Braun Consulting by prohibiting a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. See ''Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter Provisions.''

Investors will experience immediate and substantial dilution

The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive $8.37 less than the price paid for the common stock.

Shares becoming available for sale could affect our stock price and dilute your ownership in us

Sales of a substantial number of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering could cause the market price of our common stock to fall. Such sales could also impair our ability to raise capital through the sale of additional equity securities. For a description of the shares of our common stock that are available for future sale, see ''Shares Eligible for Future Sale.''

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as ''may,'' ''will,'' ''expect,'' ''anticipate,'' ''believe,'' ''estimate,'' ''plan,'' ''intend'' and ''continue'' or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other ''forward-looking'' information. This prospectus also contains third-party estimates regarding the size and growth of markets and Internet usage in general.

You should not place undue reliance on these forward-looking statements. The sections captioned ''Risk Factors'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations,'' as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except with respect to material developments related to previously disclosed information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each case to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof, upon payment of certain fees, from the Commission's Public Reference Room at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's World Wide Web address is www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish such other reports as we may determine or as may be required by law.

CORPORATE INFORMATION

Braun Consulting, Inc. was incorporated as RNW, Inc. on April 20, 1990. In May 1993, RNW, Inc. changed its name to Shepro Braun Consulting, Inc., and subsequently changed its name to Braun Consulting, Inc. We will reincorporate in Delaware prior to the consummation of this offering. References in this prospectus to ''Braun Consulting,'' ''we,'' ''our'' and ''us'' refer to Braun Consulting, Inc., a Delaware corporation, and its subsidiaries, including Vertex Partners, and predecessors. Braun Consulting's principal executive offices are located at 30 West Monroe, Suite 300, Chicago, Illinois, 60603, and our telephone number is (312) 984-7000. We invite you to visit our Internet site at www.braunconsult.com. The information contained on our Internet site is not incorporated in this prospectus.

USE OF PROCEEDS

The net proceeds from the sale of the 4,600,000 shares of common stock offered by us will be approximately $46.1 million, assuming an initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses.

The primary purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public markets. We expect to use the net proceeds from this offering for:

- the payment of S corporation distributions of approximately $6.0 million;
- the retirement of approximately $3.0 million of existing indebtedness;
- possible strategic acquisitions; and
- working capital and other general corporate purposes.

After this offering, the S corporation distributions will be made to our existing stockholders in an amount that approximates certain taxed but undistributed earnings through the termination of our status as an S corporation on July 28, 1999.

We expect to use a portion of the net proceeds to retire approximately $3.0 million of existing indebtedness, which indebtedness was used for working capital requirements. We have two lines of credit. One line of credit matures January 31, 2000 and bears interest at the bank's prime rate, which is currently 8.00%. The other line of credit matures August 31, 1999 and bears interest at the bank's prime rate, which is currently 8.00%, plus 1%. We expect to renew these lines of credit upon their expiration.

We actively seek to acquire businesses. We acquired Vertex Partners on May 4, 1999. We currently have no other understandings, commitments or agreements to make any additional acquisitions.

Management will have broad discretion in the allocation of the net proceeds after payment of the S corporation distributions and the retirement of debt. Pending such uses, the proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We currently intend to retain our future earnings to finance the operation and expansion of our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of our board of directors.

Prior to this offering, we operated as an S corporation and were not subject to federal and certain state income taxes. As a result, our net income for federal and state income tax purposes was reported by and taxed directly to our stockholders. We have made cash distributions to our stockholders in amounts not exceeding taxes required to be paid on undistributed S corporation earnings.

CAPITALIZATION

The following table presents our cash position and total capitalization as of June 30, 1999 (1) on an actual basis, (2) on a pro forma basis to give effect to the S corporation distribution of approximately $6.0 million to our current stockholders and a nonrecurring tax liability, which would have been $2.1 million had the termination of our S corporation status occurred as of June 30, 1999 and (3) on a pro forma as adjusted basis to reflect the sale of 4,600,000 shares of common stock by us in this offering at an assumed initial public offering price of $11.00 per share and the application of the net proceeds in the manner described in ''Use of Proceeds.'' You should read the following information in connection with our Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this prospectus.

	As of June 30, 1999		
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except share and per share data)		
Cash	$2,269	$ 2,269	$39,357
Short-term debt	$2,970	$ 2,970	$ —
Long-term debt	—	—	—
Stockholders' equity:			
Preferred stock, none (actual); $0.001 par value, 10,000,000 shares authorized; none outstanding (pro forma and pro forma as adjusted)	—	—	—
Common stock, no par value (actual); $0.001 par value (pro forma and pro forma as adjusted); 100,000,000 shares authorized (actual); 50,000,000 shares authorized (pro forma and pro forma as adjusted); 12,349,466 shares outstanding (actual and pro forma); 16,949,466 shares outstanding (pro forma as adjusted)(a)	$1,578	$ —	$45,504
Distributions paid in excess of capital	—	(554)	—
Unearned deferred compensation	(812)	(812)	(812)
Retained earnings	5,066	—	—
Total stockholders' equity	5,832	(1,366)	44,692
Total capitalization	$5,832	$(1,366)	$44,692

(a) The number of shares of common stock to be outstanding is as of June 30, 1999 and excludes (1) options outstanding as of June 30, 1999 to purchase 2,326,638 shares of common stock at a weighted average exercise price of $2.84 per share and (2) 1,167,687 shares of common stock reserved as of June 30, 1999 for issuance upon exercise of options that may be granted in the future under our stock plans. See ''Management—Stock Plans.''

DILUTION

As of June 30, 1999, our net tangible book value was approximately $5.8 million, or approximately $0.47 per share. Net tangible book value per share is determined by dividing our net tangible book value (total net tangible assets less total liabilities) by the number of shares of common stock outstanding. After giving effect to (1) the sale of the shares of common stock offered in this offering at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses, (2) the distribution of approximately $6.0 million to our current stockholders which approximates certain taxed but undistributed earnings through the termination of our status as an S corporation on July 28, 1999 and (3) the recognition of a nonrecurring tax liability, which would have been $2.1 million had the termination of our S corporation status occurred as of June 30, 1999, our pro forma net tangible book value as of June 30, 1999 would have been $44.6 million, or $2.63 per share. This represents an immediate increase in net tangible book value of $2.16 per share to our stockholders and an immediate dilution in net tangible book value of $8.37 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Net tangible book value per share as of June 30, 1999	$0.47	
Increase in net tangible book value per share attributable to new stockholders	2.16	
Pro forma net tangible book value per share after this offering		2.63
Dilution per share to new stockholders		$ 8.37

The following table summarizes, on a pro forma basis as of June 30, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by the existing holders of common stock and by the new stockholders purchasing shares of common stock offered by us (at an assumed initial public offering price of $11.00 per share), before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders	12,349,466	72.9%	$ 766,000	1.5%	$ 0.06
New stockholders	4,600,000	27.1	50,600,000	98.5	11.00
Total	16,949,466	100.0%	$51,366,000	100.0%	

The foregoing table excludes (1) options outstanding as of June 30, 1999 to purchase 2,326,638 shares of common stock at a weighted average exercise price of $2.84 per share and (2) 1,167,687 shares of common stock reserved as of June 30, 1999 for issuance upon exercise of options that may be granted in the future under our stock plans. See ‘‘Management—Stock Plans.’’

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' included elsewhere in this prospectus. The balance sheet data as of December 31, 1997 and 1998 and the statement of income data for the years ended December 31, 1996, 1997 and 1998 have been derived from the Consolidated Financial Statements for such years, which have been audited by Deloitte & Touche LLP, independent auditors. The balance sheet data as of December 31, 1994, 1995 and 1996 and the statement of income data for the years ended December 31, 1994 and 1995 are derived from the Consolidated Financial Statements for such years which are unaudited. The balance sheet data as of June 30, 1999 and the statement of income data for the six months ended June 30, 1998 and 1999 are derived from our unaudited Consolidated Financial Statements, which management believes include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation.

	Years Ended December 31,					Six Months Ended June 30,	
	1994	1995	1996	1997	1998(a) (As Restated)	1998	1999
	(In thousands, except per share data)						
Statement of Income Data:							
Revenues:							
Consulting services	$5,148	$8,341	$10,840	$17,444	$26,907	$11,384	$20,062
Product sales	290	94	432	2,064	955	821	457
Total revenues	5,438	8,435	11,272	19,508	27,862	12,205	20,519
Costs and expenses:							
Project personnel and expenses	3,199	5,092	6,346	10,148	15,879	7,002	10,999
Cost of products sold	232	93	470	2,032	884	757	401
Selling and marketing expenses	265	201	275	1,111	2,303	1,129	1,873
Merger costs	—	—	—	—	—	—	170
General and administrative expenses	1,208	2,337	2,484	4,345	7,777	3,528	4,849
Stock compensation	—	—	—	13	271	168	252
Total costs and expenses	4,904	7,723	9,575	17,649	27,114	12,584	18,544
Operating income (loss)	534	712	1,697	1,859	748	(379)	1,975
Interest expense-net	13	65	39	59	121	57	80
Income (loss) from continuing operations	521	647	1,658	1,800	627	(436)	1,895
Income (loss) from discontinued operations	—	—	1	(84)	(101)	(101)	—
Gain on sale of discontinued operations	—	—	—	—	254	254	—
Income (loss) before provision for income taxes	521	647	1,659	1,716	780	(283)	1,895
Provision (benefit) for state income taxes	—	—	—	81	(3)	(3)	10
Net income (loss)	$ 521	$ 647	$ 1,659	$ 1,635	$ 783	$ (280)	$ 1,885
Pro forma provision (benefit) for income taxes (b)	$ 225	$ 289	$ 684	$ 702	$ 457	$ (153)	$ 847
Pro forma net income (loss) (b)	$ 296	$ 358	$ 975	$ 1,014	$ 323	$ (130)	$ 1,048
Pro forma earnings (loss) per share (c):							
Basic					$ 0.03	$ (0.01)	$ 0.08
Diluted					0.02	(0.01)	0.08

	As of December 31,					As of June 30, 1999	
	1994	1995	1996	1997	1998	Actual	Pro forma(d)
	(In thousands)						
Balance Sheet Data:							
Cash	$ 177	$ 75	$ 121	$ 953	$ 570	$ 2,269	$ 2,269
Total assets	1,587	2,567	4,087	7,351	9,845	13,576	13,576
Total debt	311	695	953	1,851	2,745	2,970	2,970
Stockholders' equity	1,258	1,452	1,824	2,707	3,627	5,832	(1,366)

(a) See Note 12 of the Notes to the Consolidated Financial Statements for the year ended December 31, 1998.

(b) For all periods indicated except 1994, we operated as an S corporation and were not subject to federal and certain state income taxes. In 1994, we operated as a C corporation. On July 28, 1999, we terminated our status as an S corporation and became subject to federal and state income taxes. Pro forma net income (loss) for periods subsequent to 1994 reflects federal and state income taxes as if we had not elected S corporation status for income tax purposes. Pro forma net income (loss) for 1994 reflects federal and state income taxes on a basis consistent with subsequent periods.

(c) Pro forma net income (loss) per share is calculated by dividing pro forma net income (loss) by the pro forma weighted average number of common shares outstanding after giving effect to the assumed issuance of shares of common stock to generate sufficient cash to pay the S corporation distribution amount of approximately $6.0 million, based on an assumed initial public offering price of $11.00 per share.

(d) Pro forma reflects the S corporation distribution of approximately $6.0 million to our current stockholders and the recognition of a nonrecurring tax liability, which would have been $2.1 million had the termination of our S corporation status occurred as of June 30, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section should be read in conjunction with Braun Consulting's Consolidated Financial Statements and Notes thereto beginning on page F-1 of this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions which could cause actual results to differ materially from management's expectations. Factors that could cause such differences include those discussed in ''Risk Factors.''

Overview

We derive substantially all of our revenues from fees for consulting services, the majority of which are billed on a time-and-materials basis. Invoices are typically issued bi-weekly to monitor client satisfaction and manage outstanding accounts receivable balances. Revenues on time-and-materials contracts are recognized as the services are provided. A percentage of our projects are billed on a fixed-price basis, which is distinguishable from the general method of billing on a time-and-materials basis. We recognize revenue on fixed-price projects as services are performed over the life of the contract. Losses on contracts, if any, are provided for in full in the period when determined. Approximately 26% of our revenues in 1998 were derived from fixed-price contracts, and we anticipate a larger percentage of our revenues to be derived from fixed-price contracts in the future. Fixed-price contracts are attractive to clients, and while subject to increased risks, provide opportunities for increased margins.

We also realize a limited amount of revenue from product sales as a value-added reseller of software products. We currently resell software products primarily as an accommodation to clients who prefer to retain a single-source provider and we anticipate that product sales will continue to decline as a percentage of revenues.

Braun Consulting's historical revenue growth is attributable to various factors, including an increase in the size and number of projects for existing and new clients, including international projects. Existing clients from the previous fiscal year generated approximately 76% of our revenues in 1998 and approximately 66% of our revenues in 1997. We have also expanded our geographic presence by opening offices in Cleveland, Dallas, Denver, Detroit and Grand Rapids in 1998 and in Indianapolis, Minneapolis and St. Louis in 1997. We manage our client development efforts through several strategic service groups, each having specific geographic responsibility and focus. As of June 30, 1999, we had 303 employees.

Our most significant expense is project personnel and expenses, which consists primarily of project personnel salaries and benefits, and non-reimbursed direct expenses incurred to complete projects. We have sought to manage our costs by adding a variable portion of employee compensation payable upon the achievement of measurable performance goals.

Braun Consulting's project personnel and expenses as a percentage of revenues are also related to our consultant utilization. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to the size, complexity, duration and demands of the project. Project completions and scheduling delays may result in periods when consultants are not fully utilized. An unanticipated termination of a significant project could also cause us to experience lower consultant utilization, resulting in a higher than expected number of unassigned consultants. In addition, we do not fully utilize our consulting personnel on billable projects during the initial months of their employment. During that time they undergo training and become integrated into our operations.

To sustain our growth and profitability, we have made and continue to make substantial investments in infrastructure, including senior management and other experienced administrative personnel, experienced business development managers and an advanced management reporting system.

Selling and marketing expenses and general and administrative expenses include the costs of recruiting, continuing education, marketing, facilities, equipment depreciation, administration, benefits and executive compensation consisting of salaries, formula bonuses and discretionary bonuses. We continue to incur increased rent associated with our growth and the opening of new offices.

Stock compensation expenses consist of non-cash compensation expenses arising from option grants. We have recorded aggregate unearned stock compensation totaling $1.1 million in connection with certain stock option grants from November 1998 through May 5, 1999. This stock compensation expense will be recognized over a period ending December 31, 2006, which is the end of the vesting period for the related options.

Subsequent to the issuance of our 1998 financial statements, we determined that we should revise the fair value of the employee stock options granted during November and December 1998. This determination was based in part on the timing between the original valuation and the proposed initial public offering of our common stock. As a result, the 1998 financial statements have been restated from amounts previously reported to record $290,000 of unearned deferred compensation and $78,000 of compensation expense, as of and for the year ended December 31, 1998, respectively. The effects of the restatement have been presented in Note 12 of the Notes to the Consolidated Financial Statements, and have been reflected herein.

Prior to this offering, Braun Consulting was treated as an S corporation for federal income tax purposes under the Internal Revenue Code and for certain state income tax purposes. As a result, substantially all of the income of Braun Consulting during this period was taxed directly to our stockholders rather than to Braun Consulting. The pro forma statement of income data reflects an adjustment for federal and state income taxes for each of the five years in the period ended December 31, 1998 and for the six months ended June 30, 1998 and 1999, assuming Braun Consulting had been operating as a C corporation during such period.

Recent Developments

In May 1999, Braun Consulting acquired Vertex Partners by exchanging 12.3% of our common stock prior to this offering for all of the common stock of Vertex Partners. Vertex Partners is a professional services provider that designs and implements customer-focused strategies for its clients. We accounted for this transaction using the pooling-of-interests method of accounting. All prior period financial statements have been restated to include Vertex Partners' results of operations, financial position and cash flows.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of income data as a percentage of total revenues:

	Years Ended December 31,			Six Months Ended June 30,	
	1996	1997	1998	1998	1999
Revenues:					
Consulting services	96.2%	89.4%	96.6%	93.3%	97.8%
Product sales	3.8	10.6	3.4	6.7	2.2
Total revenues	100.0	100.0	100.0	100.0	100.0
Costs and expenses:					
Project personnel and expenses	56.3	52.0	56.9	57.3	53.7
Cost of products sold	4.2	10.4	3.2	6.2	2.0
Selling and marketing expenses	2.4	5.7	8.3	9.3	9.1
Merger costs	—	—	—	—	0.8
General and administrative expenses	22.0	22.3	27.9	28.9	23.6
Stock compensation	—	0.1	1.0	1.4	1.2
Total costs and expenses	84.9	90.5	97.3	103.1	90.4
Operating income (loss)	15.1	9.5	2.7	(3.1)	9.6
Interest expense-net	0.4	0.3	0.4	0.5	0.4
Income (loss) from continuing operations	14.7	9.2	2.3	(3.6)	9.2
Income (loss) from discontinued operations	0.0	(0.4)	(0.4)	(0.8)	—
Gain on sale of discontinued operations	—	—	0.9	2.1	—
Income (loss) before provision for income taxes	14.7	8.8	2.8	(2.3)	9.2
Provision (benefit) for state income taxes	—	0.4	(0.0)	(0.0)	0.0
Net income (loss)	14.7%	8.4%	2.8%	(2.3)%	9.2%
Pro forma provision (benefit) for income taxes	6.1%	3.6%	1.6%	(1.3)%	4.1%
Pro forma net income (loss)	8.6%	5.2%	1.2%	(1.0)%	5.1%

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

Total Revenues. Total revenues increased 68.1% to $20.5 million for the six months ended June 30, 1999 from $12.2 million for the six months ended June 30, 1998. Consulting services increased 76.2% to $20.1 million for the six months ended June 30, 1999 from $11.4 million for the six months ended June 30, 1998. The increase in consulting services primarily reflected increases in the volume of services provided to existing and new clients. During 1998, we decreased our focus on product sales, but still sell some products as an accommodation to clients. As a result, our product sales declined for the six months ended June 30, 1999 compared to the six months ended June 30, 1998.

Project Personnel and Expenses. Project personnel and expenses consist primarily of salaries and employee benefits for personnel dedicated to client projects, including non-billable and training time, and non-reimbursed direct expenses incurred to complete projects. These costs represent the most significant expense we incur in providing our services. Project personnel and expenses increased 57.1% to $11.0 million for the six months ended June 30, 1999 from $7.0 million for the six months ended June 30, 1998. The increase in project personnel and expenses for the six months ended June 30, 1999 was due primarily to an increase in project personnel to 239 as of June 30, 1999 as compared to 168 as of June 30, 1998. Project personnel and expenses decreased as a percentage of consulting services to 54.8% for the six months ended June 30, 1999 from 61.5% for the six months ended June 30, 1998.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries, employee benefits and travel costs of selling and marketing personnel and promotional costs. Selling and marketing expenses increased 65.9% to $1.9 million for the six months ended June 30, 1999 from $1.1 million for the six months ended June 30, 1998. The increase was due primarily to our decision to expand our selling and marketing group to 20 employees as of June 30, 1999 compared to 13 employees as of June 30, 1998, and the funding of business development costs to increase our lead generation activities and broaden our market awareness and customer base. Selling and marketing expenses decreased as a percentage of consulting services to 9.3% for the six months ended June 30, 1999 from 9.9% for the six months ended June 30, 1998.

General and Administrative Expenses. General and administrative expenses consist primarily of costs associated with our executive management, finance and administrative groups, including personnel devoted to recruiting and employee retention, training, and occupancy costs, including depreciation, amortization, office equipment leases, travel and all other branch and corporate costs. General and administrative expenses increased 37.4% to $4.8 million for the six months ended June 30, 1999 from $3.5 million for the six months ended June 30, 1998. The increase in general and administrative expenses for the six months ended June 30, 1999 compared to the six months ended June 30, 1998 was due to the costs associated with the additional employees hired in the six months ended June 30, 1999. Our total general and administrative headcount increased to 44 employees as of June 30, 1999 compared to 30 employees as of June 30, 1998. Facilities costs also increased for the six months ended June 30, 1999 due to new offices opened in Cleveland and Grand Rapids after June 30, 1998 and expanded offices in Chicago and Indianapolis after June 30, 1998.

Stock Compensation. Stock compensation expense increased 50.0% from $168,000 for the six months ended June 30, 1998 to $252,000 for the six months ended June 30, 1999 due to option grants.

Interest Expense–Net. Interest expense, net of interest income, increased 40.4% to $80,000 for the six months ended June 30, 1999 from $57,000 for the six months ended June 30, 1998. The increase in net interest expense was due primarily to increased borrowings under our line of credit during the six months ended June 30, 1999 to support our growth.

Net Income (Loss). Net income increased $2.2 million to $1.9 million for the six months ended June 30, 1999 from a loss of $280,000 for the six months ended June 30, 1998. The increase in net income for the six months ended June 30, 1999 was due primarily to increased revenue and decreasing costs as a percent of revenue.

Pro Forma Provision (Benefit) for Income Taxes. The pro forma provision for income taxes for the six months ended June 30, 1999 was $847,000 as compared to a benefit of $153,000 for the six months ended June 30, 1998. The effective tax rate for the six months ended June 30, 1999 was 44.7% as compared to 54.1% for the six months ended June 30, 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Total Revenues. Total revenues increased 42.8% to $27.9 million in 1998 from $19.5 million in 1997. Consulting services increased 54.2% to $26.9 million in 1998 from $17.4 million in 1997. The increase in consulting services primarily reflected increases in the volume of services provided to existing and new clients. Product sales declined resulting from our increased emphasis on growing consulting services in the period. In 1998, we decreased our focus on product sales because product sales margins did not justify the increased effort.

Project Personnel and Expenses. Project personnel and expenses increased 56.5% to $15.9 million in 1998 from $10.1 million in 1997. Project personnel and expenses increased as a percentage of consulting services to 59.0% in 1998 from 58.2% in 1997. The increase in project personnel and expenses for 1998 was due primarily to an increase in project personnel to 207 at December 31, 1998 from 133 at December 31, 1997.

Selling and Marketing Expenses. Selling and marketing expenses increased 107.3% to $2.3 million in 1998 from $1.1 million in 1997. Selling and marketing expenses increased as a percentage of consulting services to 8.6% in 1998 from 6.4% in 1997. The increase was due primarily to our decision to expand the selling and marketing group to 16 employees at December 31, 1998 from 11 employees at December 31, 1997, and the funding of business development costs to increase our lead generation activities and broaden our market awareness and customer base.

General and Administrative Expenses. General and administrative expenses increased 79.0% to $7.8 million in 1998 from $4.3 million in 1997. General and administrative expenses increased as a percentage of consulting services to 28.9% in 1998 from 24.9% in 1997. The increase in general and administrative expenses for 1998 compared to 1997 was due to the costs associated with the additional employees hired during 1998, including experienced personnel in Human Resources, Finance, Recruiting, Internal Systems and Executive Management. Our total general and administrative headcount increased to 40 employees at December 31, 1998 from 21 employees at December 31, 1997. Facilities costs also increased in 1998 due to new offices opened in Cleveland, Dallas, Denver, Detroit and Grand Rapids and expanded offices in Chicago, Indianapolis and Minneapolis.

Stock Compensation. Stock compensation expense increased $258,000 in 1998 due to option grants.

Interest Expense-Net. Interest expense, net of interest income, increased 105.1% to $121,000 in 1998 from $59,000 in 1997. The increase in net interest expense was due primarily to increased borrowings under our line of credit during 1998 to support our growth.

Net Income (Loss). Net income decreased 52.1% to $783,000 in 1998 from $1.6 million in 1997. The decrease was due primarily to expenses associated with the increase in project personnel, selling and marketing personnel and general and administrative personnel and to additional funding for marketing activities and new offices, all as described above.

Pro Forma Provision (Benefit) for Income Taxes. The pro forma provision for income taxes for 1998 was $457,000 as compared to $702,000 for 1997. The effective tax rate for 1998 was 58.6% as compared to 40.9% for 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Total Revenues. Total revenues increased 73.1% to $19.5 million in 1997 from $11.3 million in 1996. Consulting services increased 60.9% to $17.4 million in 1997 from $10.8 million in 1996. The increase in consulting services reflected increases in the volume of services provided to existing and new clients.

Project Personnel and Expenses. Project personnel and expenses increased 59.9% to $10.1 million in 1997 from $6.3 million in 1996. Project personnel and expenses decreased as a percentage of consulting services to 58.2% in 1997 from 58.5% in 1996. The increase in project personnel and expenses for 1997 was due primarily to an increase in project personnel to 133 at December 31, 1997 from 81 at December 31, 1996.

Selling and Marketing Expenses. Selling and marketing expenses increased 304.0% to $1.1 million in 1997 from $275,000 in 1996. Selling and marketing expenses increased as a percentage of consulting services to 6.4% in 1997 from 2.5% in 1996. The increase was due primarily to our decision to expand our selling and marketing group to 11 employees at December 31, 1997 from four employees at December 31, 1996.

General and Administrative Expenses. General and administrative expenses increased 74.9% to $4.3 million in 1997 from $2.5 million in 1996. General and administrative expenses increased as a percentage of consulting services to 24.9% in 1997 from 22.9% in 1996. The increase in general and administrative expenses for 1997 compared to 1996 was due primarily to the costs associated with the additional employees hired during 1997. Our total general and administrative headcount increased to 21 employees at December 31, 1997 from 16 employees at December 31, 1996. In addition to

increases in personnel, general and administrative costs increased due to new offices opened in Indianapolis, Minneapolis and St. Louis and the leasing of additional office space in Chicago, and related facility and equipment costs necessary to support our growth.

Interest Expense-Net. Interest expense, net of interest income, increased 51.3% to $59,000 in 1997 from $39,000 in 1996. The increase in net interest expense was due primarily to increased drawings under our line of credit during 1997 to support our growth.

Net Income (Loss). Net income decreased 1.4% to $1.6 million in 1997 from $1.7 million in 1996. The decrease in net income for 1997 compared to 1996 was due primarily to the increases in revenues and costs outlined above.

Pro Forma Provision (Benefit) for Income Taxes. The pro forma provision for income taxes for 1997 was $702,000 as compared to $684,000 for 1996. The effective tax rate for 1997 was 40.9% as compared to 41.2% for 1996.

Quarterly Results of Operations

The following tables set forth unaudited quarterly financial data for the periods indicated. We obtained this information from unaudited quarterly consolidated financial statements and, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results for the periods. Results of operations for any previous quarters do not necessarily indicate results for any future period.

	Quarters Ended							
	Sept. 30, 1997	Dec. 31, 1997	Mar. 31, 1998	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	Mar. 31, 1999	June 30, 1999
				(In thousands)				
Statement of Income Data:								
Revenues:								
Consulting services	$4,751	$5,659	$5,666	$5,718	$7,098	$8,425	$ 9,632	$10,430
Product sales	1,027	152	520	301	97	37	400	57
Total revenues	5,778	5,811	6,186	6,019	7,195	8,462	10,032	10,487
Costs and expenses:								
Project personnel and expenses	2,793	3,035	3,147	3,855	4,139	4,738	5,450	5,549
Cost of products sold	1,011	150	480	277	94	33	352	49
Selling and marketing expenses	290	314	544	585	564	610	797	1,076
Merger costs	—	—	—	—	—	—	—	170
General and administrative expenses	1,164	1,374	1,650	1,878	1,912	2,337	2,384	2,465
Stock compensation	—	13	156	12	12	91	64	188
Total costs and expenses	5,258	4,886	5,977	6,607	6,721	7,809	9,047	9,497
Operating income (loss)	520	925	209	(588)	474	653	985	990
Interest expense-net	8	21	22	35	40	24	42	38
Income (loss) from continuing operations	512	904	187	(623)	434	629	943	952
Income (loss) from discontinued operations	(21)	(21)	(60)	213	—	—	—	—
Income (loss) before provision for income taxes	491	883	127	(410)	434	629	943	952
Provision (benefit) for state income taxes	9	106	(3)	—	—	—	—	10
Net income (loss)	$ 482	$ 777	$ 130	$ (410)	$ 434	$ 629	$ 943	$ 942
Pro forma provision (benefit) for income taxes	$ 201	$ 361	$ 66	$ (219)	$ 232	$ 378	$ 398	$ 449
Pro forma net income (loss)	$ 290	$ 522	$ 61	$ (191)	$ 202	$ 251	$ 545	$ 503
As a Percentage of Revenues:								
Revenues:								
Consulting services	82.2%	97.4%	91.6%	95.0%	98.7%	99.6%	96.0%	99.5%
Product sales	17.8	2.6	8.4	5.0	1.3	0.4	4.0	0.5
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs and expenses:								
Project personnel and expenses	48.3	52.3	50.8	64.0	57.5	56.0	54.3	52.9
Cost of products sold	17.5	2.6	7.8	4.6	1.3	0.4	3.5	0.5
Selling and marketing expenses	5.0	5.4	8.8	9.7	7.8	7.2	7.9	10.3
Merger costs	—	—	—	—	—	—	—	1.6
General and administrative expenses	20.2	23.6	26.7	31.2	26.6	27.6	23.8	23.5
Stock compensation	—	0.2	2.5	0.2	0.2	1.1	0.7	1.8
Total costs and expenses	91.0	84.1	96.6	109.7	93.4	92.3	90.2	90.6
Operating income (loss)	9.0	15.9	3.4	(9.7)	6.6	7.7	9.8	9.4
Interest expense-net	0.1	0.4	0.4	0.6	0.6	0.3	0.4	0.3
Income (loss) from continuing operations	8.9	15.5	3.0	(10.3)	6.0	7.4	9.4	9.1
Income (loss) from discontinued operations	(0.4)	(0.3)	(0.9)	3.5	—	—	—	—
Income (loss) before provision for income taxes	8.5	15.2	2.1	(6.8)	6.0	7.4	9.4	9.1
Provision (benefit) for state income taxes	0.2	1.8	(0.0)	—	—	—	—	0.1
Net income (loss)	8.3%	13.4%	2.1%	(6.8)%	6.0%	7.4%	9.4%	9.0%
Pro forma provision (benefit) for income taxes	3.5%	6.2%	1.1%	(3.6)%	3.2%	4.4%	4.0%	4.3%
Pro forma net income (loss)	5.0%	9.0%	1.0%	(3.2)%	2.8%	3.0%	5.4%	4.8%

The establishment of new practice areas and the hiring of consultants in peak hiring periods such as the addition of college recruits, have resulted in periods of lower consultant utilization and resulting downward pressure on margins until project volume increases in these areas. In the future, the establishment of new practice specialties, as well as further geographic expansion, could from time to time adversely affect utilization. Variations in consultant utilization would result in quarterly variability of our cost of services as a percentage of revenues. Our consultants are employed on a full-time basis, and therefore we will, in the short-term, incur substantially all of our employee-related costs even during periods of slow utilization. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and that you should not rely on these comparisons as indications of future performance.

Liquidity and Capital Resources

Braun Consulting has primarily funded its operations from cash flow generated from operations. In addition, we maintain lines of credit providing for borrowings of up to $3.95 million. The line of credit for $3.0 million is with LaSalle National Bank, bears interest at the bank's prime rate and expires on January 31, 2000. The line of credit for $950,000 is with BankBoston N.A., bears interest at the bank's prime rate plus 1% and expires on August 31, 1999. The terms of the lines of credit include financial covenants covering the relationships of borrowings to accounts receivable and to tangible net worth, and the relationship of total liabilities to tangible net worth. We expect to renew each of our lines of credit upon their expiration. As of June 30, 1999, we had approximately $3.0 million of bank borrowings outstanding under the $3.0 million line of credit and no bank borrowings outstanding under the $950,000 line of credit. Capital expenditures of approximately $843,000 for the six months ended June 30, 1999 and approximately $1.5 million, $697,000 and $320,000 for 1998, 1997 and 1996, respectively, were used primarily for computers, office equipment and leasehold improvements related to our growth.

Inflation did not have a material impact on Braun Consulting's revenues or income from operations in 1998, 1997 and 1996, or the six months ended June 30, 1999.

As of June 30, 1999, we had cash of $2.3 million, and we believe that the net proceeds from the sale of the common stock offered hereby, together with cash provided from operations, borrowings available under the lines of credit and existing cash will be sufficient to meet working capital and capital expenditure requirements for at least the next 24 months.

Year 2000 Readiness

On January 1, 2000, many computer systems and software products could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such ''Year 2000'' requirements.

We believe that our principal internal systems, including our hardware and software, are Year 2000 compliant. We have reviewed Year 2000 issues with the suppliers of our principal internal systems. Our review of our Year 2000 readiness programs, including our assessment of our internal systems as well as those of third parties with whom we have material interactions, is complete.

We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material.

The Year 2000 problem may also affect software or code that we develop or third-party software products that are incorporated into the eSolutions we create for our clients. Our clients license software directly from third parties and we do not guarantee that the software licensed from these suppliers is Year 2000 compliant. However, any failure on our part to provide Year 2000 compliant eSolutions to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our business.

We do not currently have any information concerning the general Year 2000 compliance status of our clients, nor do we intend to examine our clients for general Year 2000 compliance. If our clients are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our services. In addition, we anticipate that many of our clients may limit eSolutions spending as they attend to Year 2000 issues. As a result, our business, financial condition and operating results could be harmed.

The most reasonably likely worst case scenario for Year 2000 problems for us would be the system failure at a significant client or clients, which interrupts our project work for an indefinite period of time. The failure of any significant client to remedy the situation and renew our project work could negatively impact our operating results.

Our Year 2000 contingency plan to address the most reasonably likely worst case scenario is to maintain a significant number of projects at the end of 1999 so the potential loss of a significant client has a minimal effect on our business.

Quantitative and Qualitative Disclosure About Market Risk

We may be exposed to market risk related to changes in interest rates. Our borrowing arrangements are based on variable rates of varying maturities. We do not have any agreements to protect us from the risk presented by an increase in our interest rates. If interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1999 from 8.0% to 8.8%, our net income would decrease by $24,000, which is equal to the product of the 10% increase in the interest rate multiplied by the approximately $3.0 million of bank borrowings outstanding.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities.’’ SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, which will be January 1, 2001 for us. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. We expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations.

BUSINESS

Overview

Braun Consulting delivers Internet professional services to our clients by combining strategy, business and customer information and advanced Internet application development skills. We call these services eSolutions. Since 1993, we have provided services to more than 200 companies, primarily Fortune 500 and middle-market clients.

Industry Background

Business and culture are changing due to advancements in the Internet and the use of information. Access to information is increasing, data sources are growing exponentially, people are interacting online, and business and customer information have emerged as a primary resource for competitive advantage. Organizations in virtually every industry are seeking to improve the ability of business professionals to make timely, fact-based business decisions.

Industry leaders are increasingly dependent upon business information to create markets, identify new customers, segment product lines, drive profitability and retain repeat purchasers. In *Post-Capitalist Society*, management expert Peter Drucker predicted the growing importance of knowledge assets and stated, ''Increasingly, there is less and less return on the traditional resources: labor, land and (money) capital. The main producers of wealth have become information and knowledge.''

The Internet is expanding access to information and transforming the way business is conducted with customers, partners, suppliers and other businesses. Large-scale intranet systems within organizations enable new levels of managing, creating and sharing information. Web-based applications and business solutions enable electronic commerce, drive new information creation and increase the need to effectively access, utilize, manage and store business and customer information. Business-to-business extranet applications connecting partners and separate companies create new relationships, growth opportunities and revenue streams.

International Data Corporation expects Internet users worldwide to surpass 500 million by 2003 from approximately 142 million in 1998. Concurrent with the rapid growth in Internet use, companies are realizing the potential of Web-based commerce, including both business-to-business and business-to-consumer applications. International Data Corporation expects Web-based commerce to exceed $1 trillion worldwide by 2003. This explosive growth is driving demand by businesses for Web-related services, which International Data Corporation predicts will grow to $78.5 billion by 2003 from a base of $7.8 billion in 1998.

Organizations spend considerable effort and resources to gather and organize data. Many have been unable to effectively achieve their goals without the benefit of customer-focused business strategies using business intelligence and leading information technologies such as the Internet. By focusing on the design and development of business strategies, companies can respond to changing markets and competitive pressures by taking advantage of the investments they have made in information technology. As companies move beyond urgent operational issues addressed by basic enterprise resource planning applications and year 2000 remediation projects, focus is shifting to more important strategic investments in business intelligence. A June 1998 Information Week survey

of 250 information technology executives indicated that data warehousing, a core element of business intelligence, is their top post-millennium technology priority.

Many companies have failed to organize, manage and disseminate business data in an accessible, intuitive manner. Companies use this information to create value by better tailoring products and services, identifying business opportunities and improving operational efficiencies. For instance, in electronic commerce, companies can use this information to better manage customer relationships by analyzing past purchases, service history, product usage and demographics. Consumer product companies and retailers use customer information to determine which products to promote in specific markets and channels. Companies engaged in supply chain management use customer and business information to more efficiently manage product and material order flow among distribution facilities, multiple plants and suppliers.

The effective allocation and use of information in business strategies focused on customers depends on an organization's capabilities in business intelligence, which includes data warehousing, customer relationship management and applications used to analyze data. Business intelligence solutions are part of the fundamental infrastructure systems businesses need to succeed in a competitive marketplace. International Data Corporation projects that data warehousing spending worldwide will grow to $29.2 billion in 2002 from $11.5 billion in 1997. International Data Corporation also projects that the customer relationship management market will grow to $9.0 billion in 2002 from approximately $1.4 billion in 1997 and that global investments in applications used to analyze data will grow to $3.6 billion in 2002 from only $1.0 billion in 1997.

Turbulence and changes in previously established markets provide tremendous opportunities for organizations that are insightful and focused on their customers. In the new millennium, businesses working to attain competitive advantage in changing markets will be compelled to use Web-based business approaches and efficiently manage business and customer information. The Internet combined with strategies focused on customers and business intelligence will enable a new era of business.

The Braun Consulting Advantage

We believe clients that are dependent upon business and customer information and effective use of the Internet will purchase Internet professional services from qualified and proven providers. Braun Consulting is well positioned to deliver these services. Our eSolutions are designed to provide a measurable return on a client's investment by driving its revenue growth. We believe the following key attributes differentiate us from the competition:

Comprehensive eSolutions Through our Transform *Methodology*

Our *Transform* methodology is a proprietary project management process we use to deliver Internet professional services to clients. Through the *Transform* methodology, we deliver solutions that integrate strategy and customer and business information with the Internet. We provide comprehensive business solutions through cross-functional project teams to Fortune 500 and middle-market companies. Our *Transform* methodology begins with a customer-focused strategy and, with our full range of business intelligence skill sets, continues through the implementation of leading technologies including the Internet. Our methodology is designed to provide completed work to the client approximately every 90 days.

Business Intelligence

Our founders have been working for more than 15 years advising clients about technologies and methods that have developed over that time to collect and analyze business and customer information. Our success has been built upon services that effectively incorporate customer relationship management, data warehousing and applications for data analysis. Our business intelligence services assist our clients in collecting, retrieving, organizing and managing business and customer information in order to:

- facilitate information sharing;
- analyze information and identify, predict and respond to customer and market trends; and
- make timely, fact-based business decisions.

Customer-Focused and Internet Business Strategies

We have experience in designing customer-focused strategies that drive revenue growth. Our objective is to assist clients in recognizing, pursuing and realizing value from emerging customer and marketplace opportunities, including the use of the Internet. This approach to business strategy, combined with our customer relationship management services, can enable clients to more effectively manage customers as key assets, thereby:

- improving existing customer relationships;
- maximizing revenue per customer; and
- identifying potential new customers.

Internet and Information Technology

Braun Consulting helps its clients develop and integrate Web-based technologies, including Internet, intranet and extranet applications. We are also experienced at building the systems that facilitate our clients' electronic business activities. Our experience with various Internet technologies allows us to recommend unbiased Internet technology solutions for our clients. We continue to enhance our skills utilizing our three training and technology centers located in Chicago, Indianapolis and St. Louis. These centers are used to provide technology training to both our staff and our clients.

Growth Strategy

Braun Consulting's objective is to continue our growth by capitalizing on our position as an Internet professional services provider. Our strategies for achieving this objective include:

Expanding and Developing our Client Base

Since 1993, we have provided services to more than 200 middle market and Fortune 500 companies. We believe there is significant potential to expand our relationships with these companies. We will continue to target new clients in industries and emerging markets where success requires strategies focused on customers, business information and Internet capabilities.

Recruiting and Retaining Qualified Professionals

Our growth will be fueled by continuously attracting qualified professionals from industry, other consulting organizations and selected colleges and universities. Our recruiting model and training curriculum allow us to prepare recently hired employees to perform services under the guidance of experienced management. Our training curriculum includes training to understand our clients' business needs and the technologies to provide solutions for those needs. Braun Consulting's culture includes a focus on leading edge technologies, professional development programs, incentive-based compensation and a balanced lifestyle. We believe our culture has resulted in a manageable employee turnover rate of approximately 12% in 1998 and 1997.

Capitalizing on our Existing Infrastructure

Braun Consulting has developed the infrastructure to support our future growth, which includes the following:

- our senior management team averages more than 17 years experience in providing professional services, including customer-focused strategy services, financial services and advising clients about technologies and methods that have developed over time to collect and analyze business and customer information;
- our team of experienced business development managers focuses on expanding our business through increased sales and marketing efforts;
- our management reporting systems enable us to efficiently track and deploy firm resources; and
- our *Transform* methodology incorporates a proprietary database that stores knowledge gained in previous engagements, allowing us to capture and develop firm-wide best practices in our areas of expertise.

Pursuing Selected Acquisitions

Braun Consulting has senior management personnel focused on identifying and evaluating potential acquisitions in order to:

- expand our expertise in new technologies;
- gain access to additional talented professionals;
- expand our geographic presence; and
- increase our client base.

eSolutions Services

Braun Consulting delivers comprehensive eSolutions which combine our experience in customer-focused strategy, information collection and analysis and Web integration.

Customer and Internet Business Strategy

Braun Consulting's customer and Internet business strategy services focus on helping clients achieve sustainable, profitable growth by recognizing and realizing value from their customer base, customer trends and the Internet. We understand that strategy and implementation are inseparable and that performance improvement for any client is based on insightful assessment, analysis and hands-on implementation. Our experienced consultants work with clients' senior management teams in a collaborative approach that is built upon joint accountability, effective project management and interactive working relationships. Our strategy services include:

- *Customer-Focused Strategy*. We help our clients develop growth-oriented strategies that enable them to more effectively manage customers as key assets and focus on improving customer relationships, maximizing revenue per customer and identifying potential new customers.
- *Internet Business Strategy*. We help clients design and implement Internet-driven market approaches designed to drive revenue growth and improve profitability through electronic commerce, sales force automation and interactive customer relationships.

Business Intelligence

Our business intelligence services assist our clients in collecting, organizing, retrieving and managing business and customer information. Using Web-enabled technologies, this information can be collected and distributed using the Internet. Our experience in business intelligence services consists of:

- *Data Warehousing*. We build and deploy large-scale, complex data warehouses. Data warehouses collect and organize data from disparate sources, and make that data available for reporting and analysis. Effective data warehousing overcomes issues presented by incompatible databases, geographic separation and incompatible technologies.
- *Customer Relationship Management*. We help clients to better understand their customers' needs through effectively combining data warehousing and applications for data analysis with new marketing approaches. Our customer relationship management expertise enables better assessment of customer value, prospective customer opportunities and customer preferences for new products and services.
- *Applications for Data Analysis*. Our expertise in deploying and integrating applications for data analysis allows clients to deliver information to the desktops of managers. The information provided allows for analyses and decision making relative to such items as market opportunity identification, customer trends, budgeting and forecasting, product profitability and financial consolidation.

Web Integration

Our Web integration services help clients to effectively manage the interaction between their company and its customers, suppliers and employees. The Web integration services we provide include:

- *Electronic Commerce.* Electronic commerce includes both business-to-business and business-to-consumer applications. Our expertise with leading business applications helps clients build and deploy systems that allow online transactions with customers, suppliers and partners.
- *Internet, Intranet and Extranet.* We have expertise in building Web-based applications that span Internet-based interfaces, large-scale internal intranets that connect departments and divisions within a company and extranet systems that allow secured electronic access to proprietary systems for authorized customers and partners. We provide Web-based solutions using NT and Unix platforms.
- *Front Office Automation.* We help clients build and implement Web integration systems that enable the effective information exchange among geographically dispersed sales representatives, customer service representatives and customers. We also have expertise in helping clients effectively capture, store and utilize volumes of data gathered through large-scale call center solutions.
- *Supply Chain Management.* Our expertise in supply chain management applications provides our clients with leading-edge manufacturing process capabilities that are increasingly tied to customer relationship management programs.
- *Core and Extended Enterprise Applications.* We bring Web integration expertise and insights to enterprise resource planning projects and offer experience in extending the functionality through data warehousing, reporting interfaces and customer relationship management. We help clients achieve greater returns on their significant enterprise applications investments.

Transform *Methodology*

Braun Consulting delivers Internet professional services for clients through the effective use of our proprietary project management approach, *Transform* methodology. Our approach is designed to provide completed work approximately every 90 days. We believe our methodology creates selling advantages when competing for work with other consulting firms.

Our approach capitalizes on both the client assurances associated with fixed-price work and the flexibility inherent in ongoing billable relationships. *Transform's* continuous 90-day review process enables controlled growth of the overall project through the addition of mutually identified and agreed upon incremental phases of work.

Our *Transform* methodology is designed to assure that the clients' strategic business objectives are achieved, particularly when we engage in large-scale projects. Our approach requires us to work closely with clients to achieve the desired business objectives. Our methodology includes:

Scope. We identify and work with clients to deliver a clear definition of the objectives for the project. We create an overall project plan, which includes business objectives, duties, desired results,

timeline and resource allocation. Management approvals and project checkpoints are defined as part of the project plan. The emphasis of the planning stage is on establishing objectives and timetables.

Strategy. Through tailored customer and competitive analyses, we work with clients to agree upon the goals of the project. We emphasize the development and alignment of customer-focused, Internet, general business and information technology strategies. When appropriate, a prototype solution is developed for the client's review.

Design. Business and technology specifications identified in the strategy phase drive the project design. In designing a multi-phase solution, we define business processes, Internet applications and information technology needs. Our approach allows for continuous review for each successive phase. Our approach allows us to work on multiple ongoing projects for a single client at the same time.

Build. We construct and integrate components of Internet applications and information technology systems. These components are implemented over 90-day intervals and are continuously reviewed for quality assurance.

Integration. Our integration approach addresses both organizational and systems needs. Key activities in this stage often include changes in business processes, system conversions, training and documentation. This phase also includes quality assurance and client review.

Support. During the support stage, Braun Consulting continues to provide assistance to clients. These services may include business process change, information technology and Internet application support. Our support services foster ongoing client relationships that can lead to additional project work. Another key element of our support services is the technical training of client personnel on the use of our solutions. Our services also include customized training, classroom instruction, manuals and documentation.

Representative eSolutions

Intranet-driven Products and Services

Challenge: Increase Fortune 100 client's effectiveness in sales and marketing through the use of an intranet.

eSolution: Braun Consulting worked with a Fortune 100 manufacturer of electronics equipment to rethink how to more effectively market an expansive collection of product and service offerings. Working with the client, we built and deployed a Web-based solution that effectively integrated dispersed business locations and hundreds of product and service offerings. We utilized database technology for efficient information storage and leading server products to manage and distribute information. Our approach included using the latest in browser technology to deploy a Web-based application across dozens of office locations. Our eSolution made the complex system user-friendly. The system is now able to calculate product and service offering charges and improve inventory management.

Results: The client is now better equipped to compete in highly competitive markets and improve customer satisfaction by identifying and tailoring product and service offerings that best meet customers' needs. Through intranet-based access to information, this Fortune 100 client is capitalizing on business and customer information to more effectively target and deliver hundreds of products and services. Taking advantage of its new business capability, the client is now able to better focus on increasing revenues and profits by optimizing its pricing strategies.

Targeting Customers and Improving Sales Effectiveness through the Web

Challenge: Empower pharmaceuticals marketing managers with intranet access to key information that optimizes the market potential of an innovative product from a global healthcare provider.

eSolution: Braun Consulting developed and implemented new customer ranking and sales force strategies for this client. The multi-phase project was designed to drive revenue growth through improved management of customer information. We approached the situation by first assessing the quality and quantity of customer information available to sales and marketing management. Our consultants assessed opportunities for sales potential based on customer behaviors. We then designed a database tool that was distributed through an intranet to improve sorting and ranking of targeted customers. Through improved Web access to customer information, our client was able to align its sales force with high-potential customers.

Results: The client is able to perform real-time customer evaluations made possible by Web access to critical information. Our tools provide the ability to develop new and improved target lists for selling and marketing across international regions. The client can get closer to the right customers and improve returns on sales force investments in multiple countries.

Improving Information Access to Increase Sales

Challenge: Drive revenues and productivity through Web access to sales information for a manufacturer of commercial and consumer equipment.

eSolution: Braun Consulting worked with the client to improve access to business and customer information through data warehousing and Web-based reporting technologies. Through multiple project phases, we replicated existing reports and developed interfaces to new order management systems which integrated data resources from multiple systems. We developed data models and data extraction methods that connected with the client's information system. Our approach created a cohesive database containing information from three business-critical functions and balanced the design requirements of several incompatible data sources. We created more than one hundred reports to capture and disseminate through the Web the information contained in the client's new data warehouse.

Results: The improved access to information through Web-based reporting is leading to increased productivity and sales. The client's executive and sales management teams now have access to user-friendly information derived from an expandable data warehouse that is designed to provide valuable customer analyses.

Developing a New Customer and Market Approach in Telecommunications

Challenge: Navigate a deregulating telecommunications environment, migrate to Web-based information access, build closer relationships with target customers and bring innovative new products and services to market.

eSolution: Braun Consulting is working with a telecommunications provider to introduce customer relationship management strategies, build critical business intelligence capabilities and enhance information technology systems. In the first phase of the project, we conducted an extensive interview process with the leadership team that identified needs in marketing strategy, organizational structure, business processes, data management and systems requirements. From this phase we delivered an executive report that outlined recommendations for strategy and development of a marketing database that will be accessible through the Internet and intranet when complete.

Results: Now in the second phase of working with the telecommunications provider, we are designing and implementing a new marketing system that is defining the organization and business processes necessary to compete in the deregulating environment. To empower business capabilities that are customer-focused and Web-enabled, we are building a data warehouse that is rapidly approaching one terabyte, or one trillion bytes, of data and is expected to grow to three terabytes of data within the next 12 months. Working together with the client, our comprehensive business solution will integrate customer information from one of the largest Web-enabled data warehouses in the client's marketplace.

Clients

We work with Fortune 500 and middle market companies across a wide variety of industries, including telecommunications, healthcare, financial services, manufacturing and consumer packaged goods. In 1998, our ten largest clients generated approximately 64% of our revenues, with Pharmacia & Upjohn, Inc. accounting for 18.6% of our revenues. The services provided to this client were divided among a number of divisions and subsidiaries in multiple client locations. Most of our large clients have retained us for multiple projects on an ongoing basis. Existing clients from the previous fiscal year generated approximately 76% of our revenues in 1998 and approximately 66% of our revenues in 1997. The volume of work performed for specific clients is likely to vary from year to year, and a significant client in one year may not use our services in a subsequent year. Since the beginning of 1997, our clients have included:

Telecommunications
- Ameritech
- Embratel
- Media One
- Qwest

Healthcare
- American Home Products
- Clinical Reference Laboratory
- Eli Lilly
- Pharmacia & Upjohn
- Rhone-Poulenc

Consumer Packaged Goods
- Quaker Oats
- Ralston Purina
- S.C. Johnson

Manufacturing
- Cummins Engine
- Eaton
- Honeywell
- Motorola
- Steelcase
- Thomson Consumer Electronics
- Trane
- Ty Inc.
- Xerox

Financial Services
- Blue Cross/Blue Shield
- Chase
- CNA Insurance
- Coregis
- Employers Reinsurance
- Kemper Insurance
- MasterCard

Other
- Ameren
- BP Amoco
- TMP Worldwide (*Monster.com* owner)

Sales and Marketing

Braun Consulting has made significant investments in sales and marketing initiatives, and believes strongly that these business functions will be important to our future growth and success. We have a dedicated team of experienced business development managers who are focused on securing new opportunities and maximizing client satisfaction.

Our marketing team is engaged in a strategic initiative to develop brand and image recognition. We have invested in our corporate identity and continue to engage in activities designed to build awareness. For example, current programs include promotional material and brochures, Webpage

development, lead generation and executive seminars, market research and trade shows. We utilize public relations, online marketing efforts and industry events to brand Braun Consulting as an Internet professional services provider. In addition, we participate in speaking, publishing and presentation opportunities to generate awareness in our target markets and among our target clients.

Culture, People and Recruiting

Braun Consulting's employees and culture are the cornerstone of our success. Through our balanced work philosophy and our aggressive recruiting efforts, we have been able to attract and retain qualified professionals.

Culture

Our demanding, engaging and rewarding environment is combined with a culture that also supports family time, community service and outside personal interests. We strive to achieve a balanced approach to work and personal life and believe that this component of our culture is significant to recruiting and retaining quality professionals. We attribute our manageable turnover rate to our quality professional opportunities and the strong balance between work and personal life that is a fundamental component of our culture.

People

We employ professionals from industry, consulting organizations and selective colleges and universities. Our people at all levels understand the importance of quality work and client satisfaction. Working in teams, consultants are rewarded for contributions and accountability. Our compensation program offers every full-time employee incentive-based opportunities to participate in our stock option plans.

We contribute to the success of our people through ongoing professional development and training. New employees typically receive professional training and attend a team orientation. New hires who are recent graduates receive four weeks of training in our culture, business, specific technologies and our *Transform* methodology. We offer computer-based training through the Internet to enhance our ongoing education commitment to employees.

As of June 30, 1999, we had 303 employees. Of these, 239 were project personnel, 20 were selling and marketing personnel, and 44 were general and administrative personnel. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Recruiting

To support continued growth, we have built a recruiting organization. To recruit quality people, we use full-time recruiters, external recruiting resources, the Internet, employee referrals and campus recruiting events. Our campus recruiting program has earned brand name recognition among students on campuses of leading educational institutions.

Diversity in experience is one of our strengths. Approximately 60% of our new hires are experienced professionals and approximately 40% are recent college and university graduates. Our new hires include industry managers, consulting leaders, technology specialists, CPAs and graduates with Ph.D., M.B.A., liberal arts and engineering degrees.

Operations

Braun Consulting is continuously enhancing operational infrastructure to support and sustain our growth. Our management team focuses on business operations through key proprietary internal systems and reporting capabilities that have been developed in several areas, including:

Business Development/Sales Pipeline. Opportunities are monitored by business development managers and practice leaders. Reviewed weekly, opportunities are discussed by client, line of service, total revenues, likelihood of selling a project, date of closing an agreement and work start date.

Forecast Report. Resources management is reviewed for optimal staffing, revenue forecasting and demand-based allocation of available consultants. Our forecasts are based on 90-day projections derived from signed client agreements. The forecast report covers projected billable hours by practice, average billing rates, utilization and comparison to planned budget. Practice leaders, finance personnel, human resources and senior management review reports semi-monthly.

Time & Expense Reports and Billing. Time and expense reports are generally available online within 12 hours of semi-monthly period closing. This system allows for timely revenue information and detailed management reporting. The system allows invoicing of clients within two days of period closing.

Flash Report. Performance is monitored by practice area in semi-monthly, month-to-date and year-to-date reports. Flash reports compare actual results to budget and contain information on revenues generated, hours worked, total headcount, new hires, utilization rates and average billing rates.

Hiring Pipeline Report. Budgeted hiring is tracked by practice area and the various stages of individual candidates. Individuals in process are tracked through resume review, interview process, offer status and acceptance or rejection of employment. The hiring pipeline report is designed to optimize resources and is integrated with the business development and forecast reports.

Competition

Competition in the Internet professional services marketplace is strong. Our current and anticipated competitors include:

- emerging Web consulting firms such as Agency.com, Proxicom, Razorfish, Scient and Viant, which are focused on Internet-based, electronic business and digital business solutions;
- systems integrators such as Andersen Consulting, Ernst & Young, PricewaterhouseCoopers and Sapient;
- strategy and management consulting firms such as Bain, Boston Consulting Group, Diamond Technology Partners and McKinsey;
- regional specialized information technology firms;
- vendor-based services organizations of companies such as IBM and Oracle; and
- internal management and information technology departments of current and future client organizations.

The market for our services is subject to rapid technological change and increased competition from large existing players, new entrants and internal information technology groups. We believe the principal competitive factors in our market include Internet expertise and talent, client references, integrated strategy, business intelligence and data warehousing capabilities, quality, executive management, consulting skills, pricing and speed of service delivery, and industry-specific knowledge. We believe the market will continue to offer significant opportunity for multiple players. We believe we compete favorably with respect to these factors. See ''Risk Factors—The eSolutions market subjects us to risks.''

Facilities

Our headquarters are located in Chicago, Illinois. Our principal administrative, finance, sales and marketing operations are located in Chicago, Illinois and Boston, Massachusetts. Our facilities in Chicago are located in approximately 17,200 square feet of leased office space and our facilities in Boston are located in approximately 19,600 square feet of leased office space. We also serve clients out of our leased office space in Cleveland, Ohio; Dallas, Texas; Denver, Colorado; Detroit, Michigan; Grand Rapids, Michigan; Indianapolis, Indiana; Minneapolis, Minnesota; and St. Louis, Missouri. We expect that we will need additional space as we expand our business and believe that we will be able to obtain suitable space as needed.

Legal Proceedings

Braun Consulting is not involved in any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of June 30, 1999:

Name	Age	Position
Steven J. Braun	39	President, Chief Executive Officer and Chairman of the Board of Directors
Thomas J. Duvall	49	Chief Operating Officer, Executive Vice President and Director
John C. Burke	61	Chief Financial Officer and Treasurer
Michael J. Evanisko	49	Executive Vice President and Director
James M. Kalustian	38	Executive Vice President and Director
Stephen J. Miller	48	Executive Vice President and Director
Paul J. Bascobert	35	Senior Vice President
David R. Fenner	41	Senior Vice President
Curt S. Sellke	40	Senior Vice President
Gregory A. Ostendorf	44	General Counsel and Secretary

Steven J. Braun. Mr. Braun founded Braun Consulting in 1990 and has served as President, Chief Executive Officer and Chairman of the Board of Directors since our inception. Mr. Braun began his entrepreneurial activities in 1985 when he co-founded Shepro-Braun Consulting, a professional services practice dedicated to business and information technology solutions. Mr. Braun joined Price Waterhouse LLP in 1982 as a consultant after he earned an A.B. from Harvard College.

Thomas J. Duvall. Mr. Duvall has served as Chief Operating Officer, an Executive Vice President and a director since November 1998. Prior to joining us, Mr. Duvall was a Management Consulting Partner at PricewaterhouseCoopers LLP where he was responsible for the Chicago office consulting practice and for PricewaterhouseCoopers LLP's nationwide Chemical Industry consulting practice. Mr. Duvall spent more than 23 years at PricewaterhouseCoopers LLP, including the last 12 years as a Partner of the firm. Mr. Duvall has a B.S. from Indiana Central College and an M.B.A. from State University of New York at Buffalo.

John C. Burke. Mr. Burke has served as Chief Financial Officer and Treasurer since May 1996. Prior to joining us, Mr. Burke was with the public accounting firm of Grant Thornton LLP for 30 years. Mr. Burke served as a member of senior management of Grant Thornton LLP for 20 years and held the positions of Chairman of the firm and Chicago Area Managing Partner. Mr. Burke is a C.P.A. and has a B.S. from the University of Notre Dame.

Michael J. Evanisko. Mr. Evanisko has served as an Executive Vice President and a director since May 1999. Mr. Evanisko was a founder and President of Vertex Partners. Prior to co-founding Vertex Partners in 1994, Mr. Evanisko was a founder and Vice President in Corporate Decisions, Inc., a strategic consulting firm, from 1983 to 1993. Mr. Evanisko was a consultant and manager at Bain & Co. from 1980 to 1983. In addition to his consulting career, Mr. Evanisko served as Chairman of Digitrace Care Services, Inc. from 1990 to 1996 and Elensys, Inc. from 1993 to present. Mr. Evanisko also serves as President of The Partnership for Organ Donation, Inc. Mr. Evanisko has a B.A. and an M.P.A. from Pennsylvania State University and an M.A. and an M.Phil. from Yale University.

James M. Kalustian. Mr. Kalustian has served as an Executive Vice President and a director since May 1999. Mr. Kalustian was a founder and Vice President of Vertex Partners. Prior to co-founding Vertex Partners in 1994, Mr. Kalustian was a Manager at Corporate Decisions, Inc. from 1989 to 1994. Mr. Kalustian served in various marketing positions from 1982 to 1989 for Raytheon Company, W.R. Grace & Co. and Canada Dry. Mr. Kalustian has an A.B. from Harvard College and an M.B.A. from Northwestern University.

Stephen J. Miller. Mr. Miller has served as an Executive Vice President and a director since May 1999. Mr. Miller was a founding member of Braun Consulting and has been part of the senior management team since 1993. Mr. Miller has worked in the information technology consulting marketplace for the past 20 years, specializing in database management and business intelligence. Mr. Miller has a B.A. from The Johns Hopkins University and an M.S. from the University of Illinois.

Paul J. Bascobert. Mr. Bascobert has served as a Senior Vice President since May 1999. Mr. Bascobert was a Vice President and founding member of Vertex Partners. Prior to joining Vertex Partners in 1994, Mr. Bascobert was with Corporate Decisions, Inc. from 1992 to 1994. Mr. Bascobert held the position of systems engineer for General Motors and Whirlpool Corporation from 1982 to 1990. Mr. Bascobert has a B.S.E.E. from Kettering University and an M.B.A. from the University of Pennsylvania.

David R. Fenner. Mr. Fenner is a Senior Vice President and has been with us since November 1994. Mr. Fenner has 15 years of information systems experience. Prior to joining us, Mr. Fenner was employed by Oracle Corporation from 1990 to 1994 and American Management Systems from 1986 to 1990. Mr. Fenner has a B.A. from Pace University and an M.B.A. from the University of Chicago.

Curt S. Sellke. Mr. Sellke is a Senior Vice President and has been with us since May 1994. Prior to joining us, Mr. Sellke was the District Manager for Professional Services at Sybase from 1991 to 1994. Mr. Sellke has 19 years of information systems experience and has worked in a similar capacity for Oracle Corporation, Bricker & Associates, The Whitewater Group and Baxter Healthcare. Mr. Sellke has a B.B. from Western Illinois University and an M.S. in Computer Science from DePaul University.

Gregory A. Ostendorf. Mr. Ostendorf has served as General Counsel since August 1996 and Secretary since October 1996. Prior to joining us, Mr. Ostendorf was a partner in the law firm of Cage, Hill & Niehaus from 1988 to 1996. Mr. Ostendorf has a B.S. from Western Kentucky University and a J.D. from Indiana University.

Except for Messrs. Duvall, Evanisko, Kalustian and Bascobert, each of whom has an employment agreement, our executive officers are appointed annually by, and serve at the discretion of, the board of directors. Mr. Ostendorf is the brother-in-law of Mr. Braun. There are no other family relationships between any of our directors or executive officers. See ‘‘—Employment Agreements.’’

Board of Directors

After the closing of this offering, we will appoint four independent directors and will establish an audit committee and a compensation committee. After the closing of this offering, our board will consist of nine directors divided into three classes, denominated Class I, Class II and

Class III. Members of each class hold office for three-year terms which are staggered. At each annual meeting of our stockholders starting with the meeting in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve for a three-year period following their election or until a successor has been duly elected and qualified. Three directors to be appointed after the closing of this offering will serve as Class I directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Duvall and Kalustian are Class II directors whose terms expire at the 2001 annual meeting of stockholders. One director to be appointed after this offering will also serve as a Class II director. Messrs. Braun, Miller and Evanisko are Class III directors whose terms expire at the 2002 annual meeting of stockholders. The expiration of a director's term is subject in all cases to the election and qualification of his successor or his earlier death, removal or resignation. Each of Messrs. Duvall, Evanisko and Kalustian have employment agreements providing for their nomination as our directors. See ''—Employment Agreements.''

Committees of the Board of Directors

We will have an audit committee and a compensation committee. Each committee will be composed entirely of independent directors. The audit committee will recommend the annual appointment of our auditors, with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles used in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee will make recommendations to the board regarding compensation for our executive officers. The compensation committee will also administer the 1998 Employee Long-Term Stock Investment Plan, the 1998 Executive Long-Term Stock Investment Plan and the 1995 Director Stock Option Plan.

Compensation of Directors

Directors who are also our employees receive no additional compensation for their services as directors. Directors who are not our employees will receive a $1,000 fee for attendance in person at meetings of the board or committees of the board and will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at such meetings. We intend to include stock options for non-employee directors as an additional component of compensation pursuant to a stock option plan to be developed. Directors who are our employees are eligible to participate in our 1998 Employee Long-Term Stock Investment Plan, 1998 Executive Long-Term Stock Investment Plan and 1995 Director Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

During 1998, Mr. Braun and his wife served as the members of the compensation committee. Mr. Braun will serve as the sole member of the compensation committee until this offering is completed. Two directors to be appointed after this offering will serve as the members of the compensation committee. Neither of these two directors will have at any time been officers or employees of Braun Consulting.

Executive Compensation

The following table sets forth certain summary information concerning the compensation earned during 1998 by our President and Chief Executive Officer and the four other most highly compensated officers. We use the term ''named executive officers'' to refer to these people in this prospectus. The table excludes certain perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in the table.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	**Salary**	**Bonus**	**Securities Underlying Options**	**All Other Compensation(a)**
Steven J. Braun President and Chief Executive Officer	$333,333	$65,000	—	$2,000
John C. Burke Chief Financial Officer and Treasurer	200,000	24,000	41,000	2,083
Stephen J. Miller Executive Vice President	200,000	69,244	—	2,083
David R. Fenner Senior Vice President	150,000	40,500	—	1,046
Curt S. Sellke Senior Vice President	125,000	41,500	—	1,302

(a) Represents 401(k) matching contributions by us.

The following table sets forth information on grants of stock options during 1998 to the named executive officers.

Option Grants in 1998

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(b)	
Name	**Number of Securities Underlying Options Granted in 1998**	**Percent of Total Options Granted to Employees in 1998**	**Exercise Price (per share)(a)**	**Expiration Date**	**5%**	**10%**
Steven J. Braun	—	—	—	—	—	—
John C. Burke	30,000	3.3%	$0.90	3/2003	$7,460	$16,484
	11,000	1.1	3.00	9/2003	9,117	20,147
Stephen J. Miller	—	—	—	—	—	—
David R. Fenner	—	—	—	—	—	—
Curt S. Sellke	—	—	—	—	—	—

(a) The exercise price equals the fair market value of the common stock as of the grant date as determined by the board of directors.

(b) The potential realizable value is calculated based on the term of the option at the time of grant (5 years). Assumed stock price appreciation of 5% and 10% is based on the fair value at the time of the grant.

The following table sets forth information with respect to exercises of options by the named executive officers during 1998 pursuant to the 1998 Employee Long-Term Stock Investment Plan, the 1998 Executive Long-Term Stock Investment Plan and the 1995 Director Stock Option Plan, and information with respect to unexercised options to purchase common stock held by them at December 31, 1998.

Aggregated Option Exercises in 1998 and Year-End 1998 Option Values

			Number of Securities Underlying Unexercised Options Held at December 31, 1998		Value of Unexercised In-the-Money Options at December 31, 1998(a)	
Name	**Number of Shares Acquired on Exercise**	**Value Realized**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Steven J. Braun	—	—	—	—	—	—
John C. Burke	—	—	7,500	133,500	$22,125	$455,725
Stephen J. Miller	582,564	$495,179	—	—	—	—
David R. Fenner	97,094	82,530	—	155,350	—	590,330
Curt S. Sellke	194,188	165,060	—	145,641	—	553,436

(a) There was no public trading market for the common stock as of December 31, 1998. Accordingly, these values have been calculated based on the fair market value at December 31, 1998 of $3.85 per share.

Employment Agreements

Braun Consulting has entered into employment agreements with Messrs. Duvall, Evanisko, Kalustian and Bascobert. Mr. Duvall's agreement has a five-year term, expiring on October 31, 2003. Each of the agreements for Messrs. Evanisko, Kalustian and Bascobert has a three-year term, expiring on April 30, 2002.

Pursuant to their employment agreements, Mr. Duvall serves as Chief Operating Officer and Executive Vice President, Messrs. Evanisko and Kalustian serve as Executive Vice Presidents and Mr. Bascobert serves as Senior Vice President. In addition, the agreements for Messrs. Duvall, Evanisko and Kalustian provide for their nomination as our directors.

As of June 30, 1999, pursuant to their employment agreements, the base salary for Mr. Duvall was $315,000, for Mr. Evanisko was $300,000, for Mr. Kalustian was $250,000 and for Mr. Bascobert was $225,000. Each of their base salaries increase annually by the greater of five percent or the consumer price index. Each of them is eligible to receive an annual bonus targeted to be 20% of their respective base salaries. In addition, Mr. Duvall is entitled to receive a quarterly bonus of $15,000, increasing each year by the greater of five percent or the consumer price index.

Pursuant to their respective employment agreements and subject to vesting schedules, each of Messrs. Evanisko, Kalustian and Bascobert was granted an option to purchase shares of common stock under the 1998 Employee Long-Term Stock Investment Plan, and Mr. Duvall was granted an option to purchase shares of common stock under the 1998 Executive Long-Term Stock Investment Plan. See ''—Stock Plans.''

Braun Consulting can terminate any of the employment agreements (1) for cause, (2) on the executive's death or (3) on the executive's permanent disability. All of the agreements define cause as the executive's material gross negligence or willful misconduct, final conviction of a felony, involvement in a conflict of interest or material breach of the material provisions of the agreements. In addition, the agreements with Messrs. Evanisko, Kalustian and Bascobert define cause to include the executive's knowing violations of Braun Consulting's policies or standards of conduct. Braun Consulting also can terminate the agreements with Messrs. Evanisko, Kalustian and Bascobert without cause on 60 days prior written notice. Each of Messrs. Evanisko, Kalustian and Bascobert can terminate his agreement for good reason or on 60 days prior written notice. Their agreements define good reason as a material breach of the agreements by Braun Consulting or a material change in the location of employment, the executive's reporting relationship or the nature or scope of the executive's duties. Either Braun Consulting or Mr. Duvall can terminate his agreement for any reason on 90 days prior written notice.

Under the agreements with Messrs. Evanisko, Kalustian and Bascobert, in the case of an involuntary termination, the executive continues to receive his base salary for one to two years depending on the remaining term under his agreement and how long he has worked for us. However, if the involuntary termination occurs after a change of control of Braun Consulting, the executive shall receive his base salary for the remainder of the term.

Under the agreements for Messrs. Evanisko, Kalustian and Bascobert, in the event of a termination of employment by us or by the executive for good reason, 75% of the unvested portion of the executive's options vest immediately, and any remaining unexercised options terminate on the date of termination of employment. In the event of a termination of employment on any other terms, the unexercised portion of the options terminates on the date of the termination of employment.

Under Mr. Duvall's agreement, if he is terminated for cause, the unvested portion of his options terminates on the date of the termination of his employment. If he is terminated other than for cause, or in the event of a change of control, a portion of his unvested options vests immediately. Within 90 days of a change of control or his termination for cause, Mr. Duvall may elect to sell to us a portion or all of the shares of common stock acquired upon exercise of his options, at a price equal to $6.00 per share, payable in annual installments not to exceed $480,000 per installment. In the event of an involuntary termination, Mr. Duvall may elect to have a portion or all of his vested but unexercised options terminated and receive ''special severance compensation'' equal to the number of shares subject to the terminated options, multiplied by $3.00. This amount is payable to Mr. Duvall in annual installments not to exceed $240,000 per installment.

All of the agreements define involuntary termination as the termination of employment by Braun Consulting, prior to the expiration of the term and on the required prior written notice, for any reason other than for cause, the executive's death or permanent disability. The agreements also state that a change of control occurs when (1) Braun Consulting merges with another entity and is not the surviving entity, sells all or substantially all of its assets or is dissolved, (2) a person other than Steven J. Braun or his family becomes the beneficial owner of at least 51% of the voting stock of Braun Consulting or (3) the members of the board of directors of Braun Consulting on the date that Braun Consulting becomes a public company, or those new directors approved by the vote of at least 80% of such incumbent directors, cease to constitute at least a majority of the board.

The agreements for Messrs. Evanisko, Kalustian and Bascobert contain standard provisions regarding confidentiality, non-solicitation, non-competition and Braun Consulting's ownership of works of authorship prepared in the scope of the executive's employment with us. Braun Consulting and Mr. Duvall have entered into a separate agreement containing similar confidentiality, non-solicitation, non-competition and ownership provisions.

Stock Plans

1998 Employee Long-Term Stock Investment Plan

The Employee Plan provides for the grant of incentive stock options and non-qualified stock options to purchase common stock. All our employees and persons with written consulting agreements with Braun Consulting are eligible to participate in the Employee Plan. The purpose of the Employee Plan is to provide participants an opportunity to own common stock and to advance our interests by providing an additional incentive by increasing proprietary interest in our success.

The maximum number of shares of common stock for which options may be granted under the Employee Plan is the greater of (a) 2,000,000 or (b) 20% of the number of issued and outstanding shares of common stock. The price of any stock purchased pursuant to an option may not be less than the fair market value of the stock. Options are exercisable for ten years after the grant date, and options may not be exercised until at least two months from the grant date. Options granted under the Employee Plan generally are not transferable by the optionee and terminate upon severance of employment.

As of June 30, 1999, there are options outstanding under the Employee Plan to purchase 1,702,667 shares of common stock at a weighted average price of $3.07 per share, of which 316,388 are currently exercisable. We anticipate granting additional options for up to approximately 525,000 shares of common stock under the Employee Plan prior to this offering. These options will have an exercise price approximately equal to the offering price and will vest over a period of four years.

1998 Executive Long-Term Stock Investment Plan

The Executive Plan, which is also administered by the compensation committee, provides for the grant of incentive stock options and non-qualified stock options to purchase common stock, and is substantially the same as the Employee Plan, except as described below. The maximum number of shares of common stock for which options may be granted under the Executive Plan is 600,000. Options granted under the Executive Plan terminate 30 days after the severance of employment.

As of June 30, 1999, there are options outstanding under the Executive Plan to purchase 456,877 shares of common stock at a weighted average price of $3.00 per share, of which 79,168 are currently exercisable.

1995 Director Stock Option Plan

The Director Plan, which is also administered by the compensation committee, provides for the grant of options to purchase common stock to all practice area directors that are our employees. The purpose of the Director Plan is to induce certain practice area directors to remain employed by us and to encourage practice area directors to secure or increase their ownership in us, thereby promoting continuity of management and increased incentive and personal interest in us by those responsible for securing our continued growth and success.

The maximum number of shares of common stock for which options may be granted under the Director Plan is 2,047,550. Options are not exercisable after eight years after the date they are granted. Options granted under the Director Plan generally are not transferable and terminate upon severance of employment.

As of June 30, 1999, there are options outstanding under the Director Plan to purchase 167,094 shares of common stock at a weighted average price of $0.05 per share, of which none are currently exercisable.

Limitations of Liability and Indemnification of Directors and Officers

To the extent permitted by Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of directors for monetary damages due to their breach or alleged breach of their fiduciary duties. Our charter does not, however, provide for indemnification for liability due to a director's breach of his or her duty of loyalty to us or our stockholders, for acts involving bad faith or intentional misconduct or violations of law, or for any transaction from which the director received an improper personal benefit. In addition, our bylaws require us to indemnify our officers and directors under certain circumstances, and we are required to advance to our officers and directors certain of their expenses incurred in connection with the proceeding against them. We intend to obtain directors' and officers' liability insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Registration Rights Agreement

Braun Consulting is a party to a registration rights agreement with Messrs. Evanisko, Kalustian and Bascobert, who are collectively referred to as the Holders. Under the terms of the registration rights agreement, the Holders are entitled to piggyback registration rights with respect to the shares of common stock owned by them. Each time we propose to register any of our securities under the Securities Act, whether for our own account or for other stockholders, the Holders are entitled to have their shares of common stock registered by us as well, unless we are registering our securities on Form S-4 or Form S-8. The registration rights agreement provides a limitation on the number of shares of common stock that may be sold by Messrs. Evanisko, Kalustian and Bascobert in this offering. These registration rights are subject to conditions and limitations, including the right of underwriters of an offering to limit the number of shares included in the registration. We must pay expenses related to the registration and distribution of its shares of common stock held by the Holders under the registration rights agreement.

Stockholders Agreement

Mr. Braun and Mr. Miller are parties to an agreement providing that if Mr. Braun sells any of his shares of our common stock to a third party during the term of the agreement, then Mr. Miller has the option to sell the same percentage of his shares to the same purchaser for the same price per share and on the same terms as Mr. Braun's sale. In addition, the agreement permits Mr. Miller to participate on the same terms as Mr. Braun in any sale of our common stock registered under the Securities Act. The agreement terminates upon the termination of Mr. Miller's employment with us.

Other Transactions

In November 1998, Braun Consulting made an unsecured loan to Mr. Miller in the amount of $29,128, with interest accruing at an annual interest rate of 7.75%, in connection with the exercise of stock options. The note matures upon the earlier of December 31, 1999 or completion of this offering. In January 1999, Braun Consulting made an unsecured, interest-free loan to Mr. Miller in the amount of $180,594 to fund the withholding of taxes due in connection with the exercise of stock options. This loan matures upon the earlier of January 4, 2004 or completion of this offering. Mr. Miller anticipates using a portion of the proceeds from his sale of shares of our common stock in this offering to repay the notes.

In January 1999, Braun Consulting made an unsecured loan to Mr. Sellke in the amount of $67,800 to fund the withholding of taxes due in connection with the exercise of stock options. In April 1999, Braun Consulting made an unsecured loan to Mr. Sellke in the amount of $65,595, to fund the withholding of taxes due in connection with the exercise of stock options. The loans bear interest at 8.0%, are payable on demand and mature on December 31, 1999. Mr. Sellke anticipates using a portion of the proceeds from his sale of shares of our common stock in this offering to repay the notes.

In January 1999, Braun Consulting made an unsecured loan to Mr. Fenner in the amount of $36,855 to fund the withholding of taxes due in connection with the exercise of stock options. In April 1999, Braun Consulting made an unsecured loan to Mr. Fenner in the amount of $227,736 to fund the withholding of taxes due in connection with the exercise of stock options. The loans bear interest at 8.0%, are payable on demand and mature on December 31, 1999. Mr. Fenner anticipates using a portion of the proceeds from his sale of shares of our common stock in this offering to repay the notes.

In December 1995, we executed seven different promissory notes in favor of Mr. Braun in the aggregate amount of $485,516 and a line of credit note in the amount of $150,000. All of the notes were demand notes with a maturity of December 31, 1998, bearing interest at 10.0%, and were repaid by that time. In December 1998, we executed a short-term demand note in favor of Mr. Braun in the amount of $150,000 at an interest rate of 8.0%. This note was repaid in January 1999.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 1999 and immediately following this offering by (1) each person who beneficially owns 5% or more of a class of capital stock, (2) each of our directors, (3) each of the named executive officers and (4) all of our directors and executive officers as a group.

Unless otherwise noted (1) each of the persons listed below has sole voting and investment power with respect to the shares beneficially owned by him as set forth opposite his name and (2) the address for each of the persons listed below is: c/o Braun Consulting, Inc., 30 West Monroe, Suite 300, Chicago, Illinois 60603.

		Percentage Ownership	
Name	**Shares of Common Stock Beneficially Owned(a)(b)(c)**	**Prior to the Offering**	**After the Offering**
Steven J. Braun(d)	9,213,975	74.2%	54.4%
Thomas J. Duvall(e)	66,666	*	*
John C. Burke(f)	48,630	*	*
Michael J. Evanisko(g)	705,701	5.7	4.2
James M. Kalustian(h)	504,063	4.1	3.0
Stephen J. Miller	978,864	7.9	5.8
David R. Fenner	252,444	2.0	1.2
Curt S. Sellke(i)	291,282	2.3	1.7
All executive officers and directors as a group (10 persons)	12,411,540	99.2	72.5

* Represents less than one percent of the total.

(a) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable.

(b) The calculations in this table of the percentage of outstanding shares are based on 12,349,466 shares of our common stock outstanding as of June 30, 1999 and 16,949,466 shares outstanding immediately following the completion of this offering and assumes no exercise of the underwriters' over-allotment option. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of June 30, 1999 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(c) Assumes no exercise of the underwriters' over-allotment option to purchase up to an aggregate of 690,000 shares of common stock from the following existing stockholders: Steven J. Braun (170,700 shares), Michael J. Evanisko (100,000 shares), James M. Kalustian (80,000 shares), Stephen J. Miller (200,000 shares), David R. Fenner (50,000 shares), Curt S. Sellke (79,300 shares) and Paul J. Bascobert (10,000 shares). If the underwriters' over-allotment option is exercised in full, upon completion of this offering Messrs. Braun, Evanisko, Miller, Fenner, Sellke, Kalustian and Bascobert would beneficially own 9,043,275 shares, 605,701 shares, 778,864 shares, 202,444 shares, 211,982 shares, 424,063 shares and 323,785 shares of common stock, respectively, representing 53.4%, 3.6%, 4.6%, 1.2%, 1.2%, 2.5% and 1.9% of the outstanding common stock, respectively.

(d) Includes an aggregate of 40,000 shares subject to a voting trust, of which Steven J. Braun serves as trustee, and an aggregate of 233,330 shares held in trust for Mr. Braun's children.

(e) Includes 66,666 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of June 30, 1999.

(f) Includes 3,630 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of June 30, 1999.

(g) Includes 20,000 shares held in trust for Mr. Evanisko's children and 15,300 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of June 30, 1999.

(h) Includes 10,919 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of June 30, 1999.

(i) Includes 48,547 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of June 30, 1999.

DESCRIPTION OF CAPITAL STOCK

This summary contains a description of all of the material terms of our capital stock. However, it does not describe every term of the capital stock contained in our certificate of incorporation. We refer you to the provisions of Delaware corporate law and our certificate of incorporation and bylaws, which you can access through EDGAR at www.sec.gov/edgarhp.htm.

Authorized and Outstanding Capital Stock

Our certificate of incorporation authorizes us to issue 50,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in series. There will be 12,431,616 shares of Braun Consulting common stock outstanding immediately prior to consummation of this offering, held of record by 33 stockholders, and there will be no shares of preferred stock outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone.

Dividend Rights. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available therefor. See ''Dividend Policy.''

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of Braun Consulting. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

Our board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could decrease the likelihood that such holders

will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control of Braun Consulting. Accordingly, the issuance of shares of preferred stock may discourage offers for our common stock or may otherwise adversely affect the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Registration Rights

Braun Consulting is a party to a registration rights agreement with Messrs. Evanisko, Kalustian and Bascobert. Under the terms of the registration rights agreement, the Holders are entitled to piggyback registration rights with respect to the shares of common stock owned by them. See ''Certain Relationships and Related Transactions—Registration Rights Agreement.''

Stockholders Agreement

Mr. Braun and Mr. Miller are parties to an agreement providing that if Mr. Braun sells any of his shares of common stock to a third party during the term of the agreement, then Mr. Miller has the option to sell the same percentage of his shares to the same purchaser on the same terms as Mr. Braun's sale. In addition, the agreement provides Mr. Miller with certain registration rights. See ''Certain Relationships and Related Transactions—Stockholders Agreement.''

Delaware Anti-Takeover Law and Certain Charter Provisions

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a ''business combination'' with an ''interested stockholder'' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a ‘‘business combination’’ includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an ‘‘interested stockholder’’ is a person who, together with affiliates and associates, owns (or within three years prior to the date of determination whether the person is an ‘‘interested stockholder,’’ did own) 15% or more of the corporation’s voting stock. Section 203 could prohibit or delay mergers or other changes in control with respect to Braun Consulting and, accordingly, may discourage attempts to acquire us. See ‘‘Risk Factors—We have various mechanisms in place that may prevent a change in control that a stockholder may consider favorable.’’

Certificate of Incorporation. Our certificate of incorporation contains the following provisions which are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of Braun Consulting. These provisions provide:

- for the authorization of the board to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof;
- that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;
- that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, the President or the board;
- for the division of the board into three classes, with each class serving for a staggered term of three years;
- that vacancies on the board, including newly created directorships, can be filled only by a majority of the directors then in office;
- that our directors may be removed only for cause and only by the affirmative vote of holders of at least 66⅔% of the outstanding shares of voting stock, voting together as a single class;
- that cumulative voting is expressly prohibited;
- that certain provisions of the certificate of incorporation may be amended only by a vote of 66⅔% of the stockholders entitled to vote; and
- that stockholders wishing to nominate directors and propose other business to be conducted at stockholder meetings must meet certain advance notice requirements.

These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of Braun Consulting. Such provisions, however, could discourage potential acquisition proposals and could delay or prevent a change of control of Braun Consulting. Such provisions may also have the effect of preventing changes in our management. See ‘‘Risk Factors—We have various mechanisms in place that may prevent a change in control that a stockholder may consider favorable.’’

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is LaSalle National Bank, and its address is 135 South LaSalle Street, Chicago, Illinois 60603.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock has existed. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

Upon completion of the offering and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options, an aggregate of 17,031,616 shares of our common stock will be outstanding. All of the shares sold in this offering will be freely transferable without restriction or limitation under the Securities Act of 1933 unless purchased by our ''affiliates,'' as defined in Rule 144 under the Securities Act. The remaining 12,431,616 shares are ''restricted shares'' within the meaning of Rule 144 under the Securities Act, and are subject to restrictions under the Securities Act and the lock-up agreements described below.

Our directors, executive officers, stockholders and some option holders have agreed not to sell, offer for sale, or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during the 180-day period, we have agreed not to file any registration statement with respect to our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned shares of common stock for at least one year would be entitled to sell within any three-month period the number of shares of common stock that does not exceed the greater of:

- 1% of the number of then outstanding shares; or
- the average weekly reported trading volume during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to certain notice and manner of sale requirements and to the availability of current public information about us and must be made in unsolicited brokers' transactions or to a market maker. A person who is not our ''affiliate'' under the Securities Act during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions. Our affiliates must comply with the restrictions and requirements of Rule 144 when transferring restricted shares even after the two-year holding period has expired and must comply with the restrictions and requirements of Rule 144 other than the one-year holding period in order to sell unrestricted shares. Rule 144 allows persons to include the holding period of the transferor under certain circumstances.

Any of our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares prior to this offering are generally entitled to rely on the resale

provisions of Rule 701 under the Securities Act, which permit affiliates and non-affiliates to sell such shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell such shares without complying with the public information, volume and notice provisions of Rule 144. Rule 701 is available for holders as to all 1,705,268 shares issued pursuant to the exercise of options granted prior to this offering.

Messrs. Evanisko, Kalustian and Bascobert have certain rights to register in the future under the Securities Act the shares of our common stock owned by them. See ‘‘Certain Relationships and Related Transactions—Registration Rights Agreement.’’

After 180 days after the offering, we intend to file a registration statement on Form S-8 to register all of the shares of common stock reserved for issuance pursuant to the 1998 Employee Long-Term Stock Investment Plan, the 1998 Executive Long-Term Stock Investment Plan and the 1995 Director Stock Option Plan. Accordingly, shares issued upon exercise of such options will be freely tradeable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated , 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney Inc., Adams, Harkness & Hill, Inc. and DLJ*direct* Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriters:	**Number of Shares**
Donaldson, Lufkin & Jenrette Securities Corporation	
Salomon Smith Barney Inc.	
Adams, Harkness & Hill, Inc.	
DLJ*direct* Inc.	
Total	4,600,000

The underwriting agreement provides that the underwriters' obligations to purchase common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

The underwriters initially propose to offer some of the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and some of the shares to dealers at the initial public offering price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share on sales to other dealers. After the initial offering of the common stock to the public, the representatives may change the public offering price and concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority. As used in this section, underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us, and the representatives are the four firms acting on behalf of the underwriters. Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. The underwriting discount was determined through discussion with our management and by reference to the underwriters'

experience with transactions of this type and companies in similar industries. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

	Per share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount			
Proceeds before expenses to Braun Consulting			

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us for each share of common stock multiplied by the total number of shares in this offering. We anticipate that the underwriting fee will be approximately 7% of the aggregate gross proceeds of this offering, or approximately $3,542,000.

The expenses of this offering, exclusive of the underwriting discount, are estimated at $1,000,000 and are payable by us. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, The Nasdaq Stock Market listing fees and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

An electronic prospectus is available on the Web site maintained by DLJ*direct* Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a representative of the underwriters. Other than the prospectus in electronic format, the information on such Web site relating to our offering is not part of this prospectus and has not been approved or endorsed by us or any underwriter, and should not be relied on by prospective investors.

Donaldson, Lufkin & Jenrette Securities Corporation and DLJ*direct* Inc. have an oral agreement by which DLJ*direct* Inc. has agreed to compensate Donaldson, Lufkin & Jenrette Securities Corporation for providing to DLJ*direct* Inc. allocations in this offering and other offerings in which Donaldson, Lufkin & Jenrette Securities Corporation serves as lead manager or co-manager and in which DLJ*direct* Inc. participates as an underwriter or a member of a selling group. The amount of compensation is equal to 10% of the selling concessions received by DLJ*direct* Inc.

Some of our existing stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 690,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's percentage underwriting commitment indicated in the first table in this section.

We, together with our existing stockholders who have granted the underwriters an option, have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

We and our executive officers, directors, stockholders and some of the option holders have agreed that, subject to some exceptions, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

- offer, pledge, sell, contract to sell, sell or purchase any option or contract to purchase or sell, as applicable, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
- grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
- enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

Prior to this offering, no public market has existed for our common stock. We will negotiate the initial public offering price for our common stock with the representatives, but the price may not reflect the market price for our common stock after the offering. Among the principal factors that we and the representatives will consider in determining the initial public offering price will be:

- the information included in this prospectus and otherwise available to the representatives;
- the history of and prospects for our industry;
- our past and present operations, including our past and present earnings and current financial position, the ability of our management and our prospects for future earnings; and
- the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and market conditions for initial public offerings.

We are applying to have our common stock approved for quotation on the Nasdaq National Market under the symbol ‘‘BRNC.’’

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock in any jurisdiction where that would not be permitted or legal.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase our shares of common stock in the open market to cover such syndicate short positions or to stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise, or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report which indicates that the clients of such syndicate members have ''flipped'' our common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

At our request, the underwriters have reserved up to 230,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to business associates of Braun Consulting, including clients, consultants and other business professionals with whom we have a preexisting relationship, at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon for Braun Consulting by Locke Liddell & Sapp LLP, Houston, Texas. The underwriters have been represented by Sachnoff & Weaver, Ltd., Chicago, Illinois.

EXPERTS

The consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 12) appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	As of December 31, 1998 (As Restated)	As of June 30, 1999	Pro Forma As of June 30, 1999
	(In thousands, except share data)		
ASSETS			
Current assets:			
Cash	$ 570	$ 2,269	$ 2,269
Accounts receivable (net of allowance of $90 in 1998 and $139 in 1999)	6,548	7,696	7,696
Accounts receivable—employees	357	699	699
Receivable from Wincite—current portion	114	114	114
Prepaid expenses and other current assets	251	402	402
Total current assets	7,840	11,180	11,180
Receivable from Wincite	95	—	—
Equipment, furniture and software—net	1,831	2,342	2,342
Intangibles (net of accumulated amortization of $71 in 1998 and $96 in 1999)	79	54	54
Total assets	$9,845	$13,576	$13,576
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Notes payable	$2,745	$ 2,970	$ 2,970
Accounts payable	1,124	1,209	1,209
Accrued compensation	871	1,071	1,071
Other accrued liabilities	206	451	451
Unearned revenue	270	1,141	1,141
Distribution payable to stockholders	1,002	902	6,000
Deferred income taxes	—	—	2,100
Total current liabilities	6,218	7,744	14,942
Commitments and contingencies			
Stockholders' equity:			
Common stock, no par value; authorized, 100,000,000 shares; issued and outstanding, 11,964,002 in 1998 and 12,349,466 in 1999	804	1,578	—
Distribution in excess of capital	—	—	(554)
Notes receivable from stockholders	(38)	—	—
Unearned deferred compensation	(320)	(812)	(812)
Retained earnings	3,181	5,066	—
Total stockholders' equity	3,627	5,832	(1,366)
Total liabilities and stockholders' equity	$9,845	$13,576	$13,576

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Six Months Ended June 30, 1998	Six Months Ended June 30, 1999
	(In thousands, except share and per share data)	
Revenues:		
Consulting services	$ 11,384	$ 20,062
Product sales	821	457
Total revenues	12,205	20,519
Costs and expenses:		
Project personnel and expenses	7,002	10,999
Cost of products sold	757	401
Selling and marketing expenses	1,129	1,873
Merger costs	—	170
General and administrative expenses	3,528	4,849
Stock compensation	168	252
Total costs and expenses	12,584	18,544
Operating income (loss)	(379)	1,975
Interest expense—net	57	80
Income (loss) from continuing operations	(436)	1,895
Loss from discontinued operations	(101)	—
Gain on sale of discontinued operations	254	—
Income (loss) before provision for income taxes	(283)	1,895
Provision (benefit) for state income taxes	(3)	10
Net income (loss)	$ (280)	$ 1,885
Pro forma (Note 3)		
Income (loss) before provision for income taxes	$ (283)	$ 1,895
Pro forma provision (benefit) for income taxes	(153)	847
Pro forma net income (loss)	$ (130)	$ 1,048
Earnings (loss) per share—basic:		
Continuing operations	$ (0.04)	$ 0.15
Discontinued operations	0.01	—
Pro forma net income (loss) (Note 3)	(0.01)	0.08
Earnings (loss) per share—diluted:		
Continuing operations	$ (0.03)	$ 0.15
Discontinued operations	0.01	—
Pro forma net income (loss) (Note 3)	(0.01)	0.08
Weighted average shares:		
Basic	11,426,148	12,245,088
Diluted	12,639,554	12,973,835
Pro forma weighted average shares (Note 3):		
Basic	12,025,392	12,844,332
Diluted	13,238,798	13,573,079

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited)

	Shares	Common Stock	Notes Receivable From Stockholder	Unearned Deferred Compensation	Retained Earnings	Total
		(In thousands, except share data)				
BALANCE, JANUARY 1, 1999	11,964,002	$ 804	$(38)	$(320)	$3,181	$3,627
Exercise of stock options	385,464	30	—	—	—	30
Issuance of stock options	—	744	—	(744)	—	—
Amortization of deferred compensation expense	—	—	—	252	—	252
Collection of notes receivable from stockholders	—	—	38	—	—	38
Net income	—	—	—	—	1,885	1,885
BALANCE, JUNE 30, 1999	12,349,466	$1,578	$ —	$(812)	$5,066	$5,832

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30, 1998	1999
	(In thousands)	
Cash flows from operating activities:		
Net income (loss)	$(280)	$ 1,885
Net gain from discontinued operations, net of provision (benefit) for state income taxes	(153)	—
Income from continuing operations, net of provision (benefit) for state income taxes	(433)	1,885
Adjustments to reconcile income from continuing operations, net of provision (benefit) for state income taxes, to net cash flows from operating activities:		
Compensation expense related to stock options	168	252
Deferred state income taxes	—	(8)
Depreciation and amortization	294	357
Changes in assets and liabilities:		
Accounts receivable	(576)	(1,357)
Prepaid expenses and other current assets	(189)	(151)
Accounts payable	274	85
Accrued liabilities	(229)	453
Unearned revenue	75	871
Net cash flows from continuing operations	(616)	2,387
Net cash flows from discontinued operations	25	—
Net cash flows from operating activities	(591)	2,387
Cash flows from investing activities:		
Purchases of equipment, furniture and software	(675)	(843)
Proceeds from sale of discontinued operations	138	—
Net cash flows from investing activities	(537)	(843)
Cash flows from financing activities:		
Borrowings	718	1,165
Repayment of debt	(360)	(940)
Exercise of stock options	—	30
Distributions paid to stockholders	(76)	(100)
Net cash flows from financing activities	282	155
Net increase (decrease) in cash	(846)	1,699
Cash, January 1	953	570
Cash, June 30	$ 107	$ 2,269
Supplemental disclosure of cash flow information:		
Interest paid	$ 57	$ 83

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 1998 and 1999
(In thousands, except for share and per share data)
(Unaudited)

1. BASIS OF PRESENTATION

General—The accompanying unaudited consolidated financial statements have been prepared from the records of Braun Consulting, Inc. (the ''Company''), and in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position at June 30, 1999 and its interim results of operations and cash flows for the six months ended June 30, 1998 and 1999. The balance sheet as of December 31, 1998, presented herein, has been derived from the audited financial statements of the Company for the year then ended.

Accounting policies followed by the Company are described in Note 1 to the audited consolidated financial statements for the year ended December 31, 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of the consolidated interim financial statements. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 1998.

The results of operations for the periods presented herein are not necessarily indicative of the results to be expected for the full year.

2. ACQUISITION

Pursuant to a Stock Purchase Agreement dated May 4, 1999 by and among the Company, Vertex Partners, Inc. (''Vertex'') and the stockholders of Vertex, the Company acquired all of the outstanding stock of Vertex in exchange for 1,512,373 shares of the Company's common stock. The Company accounted for the acquisition as a pooling-of-interests and the accompanying unaudited financial statements for the six months ended June 30, 1998 and 1999 have been restated to include the Vertex information.

Selected financial data of Braun Consulting, Inc. and Vertex prior to their merger and on a combined basis were as follows:

	Braun Consulting	Vertex	Combined
Six months ended June 30, 1998			
Revenues	$10,068	$2,137	$12,205
Income (loss) from continuing operations	509	(945)	(436)
Net income (loss)	662	(942)	(280)
Six months ended June 30, 1999			
Revenues	$15,236	$5,283	$20,519
Income from continuing operations	1,096	799	1,895
Net income	1,096	789	1,885

3. PRO FORMA INFORMATION

The objective of the pro forma information is to show what the significant effects on the historical information might have been had the Company not been treated as an S Corporation for tax purposes.

Income taxes—The pro forma information presented on the consolidated statements of income reflects a provision for income taxes at an effective rate of 54.1% and 44.7% for the six months ended June 30, 1998 and 1999, respectively.

Pro forma Balance Sheet Information

Distributions—The Company intends to make an S corporation distribution in the amount of $6,000 to stockholders which approximates certain taxed but undistributed earnings through the termination date of the Company's status as an S corporation.

Deferred income taxes—The Company will record a deferred income tax liability upon termination of the Company's S corporation status. The pro forma adjustments reflect this deferred tax liability of $2,100 as of June 30, 1999.

Pro forma net income (loss) per share—Pro forma net income (loss) per share is calculated by dividing pro forma net income (loss) by the pro forma weighted average number of common shares outstanding after giving effect to the assumed issuance of shares of common stock to generate sufficient cash to pay the S corporation distribution amount of approximately $6,000, based on an assumed initial public offering price of $11.00 per share.

4. EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of dilutive potential common shares outstanding. The following summarizes the effects of dilutive securities for the periods in arriving at diluted earnings per share:

	Six Months Ended June 30,	
	1998	**1999**
Weighted average common shares—basic	11,426,148	12,245,088
Impact of dilutive securities:		
Options	1,213,406	728,747
Weighted average common shares—diluted	12,639,554	12,973,835

5. RESTATEMENT

Subsequent to the issuance of the Company's 1998 financial statements, the Company's management determined that it should revise the fair value of certain employee stock options granted during 1998. This determination was based in part on the timing between the original valuation and the proposed initial public offering of the Company's common stock. As a result, the 1998 financial statements have been restated from amounts previously reported to record $290,000 of unearned deferred compensation and $78,000 of compensation expense, as of and for the year ended December 31, 1998, respectively.

6. SUBSEQUENT EVENT

On July 28, 1999, the Company terminated its status as an S corporation to become a C corporation. The Company also declared S corporation distributions, which approximate certain taxed but undistributed earnings through July 28, 1999.

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Braun Consulting, Inc.:

We have audited the accompanying consolidated balance sheets of Braun Consulting, Inc. and subsidiaries (the ''Company'') as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Braun Consulting, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 12, the accompanying 1998 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chicago, Illinois
May 4, 1999 (July 16, 1999 as to Note 12)

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 1997	As of December 31, 1998 (As Restated)
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash	$ 953	$ 570
Accounts receivable (net of allowance of $50 in 1997 and $90 in 1998)	5,099	6,548
Accounts receivable—employees	13	357
Receivable from Wincite—current portion (Note 3)	—	114
Prepaid expenses and other current assets	78	251
Net assets of company held for disposition (Note 3)	208	—
Total current assets	6,351	7,840
Receivable from Wincite (Note 3)	—	95
Equipment, furniture and software—net (Note 4)	871	1,831
Intangibles (net of accumulated amortization of $21 in 1997 and $71 in 1998)	129	79
Total assets	$7,351	$9,845
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable (Note 5)	$1,851	$2,745
Accounts payable	587	1,124
Accrued compensation	936	871
Other accrued liabilities	255	206
Unearned revenue	114	270
Distributions payable to stockholders	901	1,002
Total current liabilities	4,644	6,218
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Common stock, no par value; authorized, 100,000,000 shares; issued and outstanding, 10,843,584 shares in 1997 and 11,964,002 shares in 1998	132	804
Notes receivable from stockholders	—	(38)
Unearned deferred compensation (Note 9)	—	(320)
Retained earnings	2,575	3,181
Total stockholders' equity	2,707	3,627
Total liabilities and stockholders' equity	$7,351	$9,845

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	1996	1997	1998 (As Restated)
	(In thousands, except share and per share data)		
Revenues:			
Consulting services	$10,840	$17,444	$26,907
Product sales	432	2,064	955
Total revenues	11,272	19,508	27,862
Costs and expenses:			
Project personnel and expenses	6,346	10,148	15,879
Cost of products sold	470	2,032	884
Selling and marketing expenses	275	1,111	2,303
General and administrative expenses	2,484	4,345	7,777
Stock compensation	—	13	271
Total costs and expenses	9,575	17,649	27,114
Operating income	1,697	1,859	748
Interest expense—net	39	59	121
Income from continuing operations	1,658	1,800	627
Income (loss) from discontinued operations (Note 3)	1	(84)	(101)
Gain on sale of discontinued operations (Note 3)	—	—	254
Income before provision for income taxes	1,659	1,716	780
Provision (benefit) for state income taxes	—	81	(3)
Net income	$ 1,659	$ 1,635	$ 783
Pro forma (Unaudited—Note 2):			
Income before provision for income taxes	$ 1,659	$ 1,716	$ 780
Pro forma provision for income taxes	684	702	457
Pro forma net income	$ 975	$ 1,014	$ 323
Earnings (loss) per share—basic:			
Continuing operations	$ 0.15	$ 0.17	$ 0.05
Discontinued operations	—	(0.01)	0.01
Pro forma net income (Unaudited—Note 2)			0.03
Earnings (loss) per share—diluted:			
Continuing operations	$ 0.14	$ 0.15	$ 0.05
Discontinued operations	—	(0.01)	0.01
Pro forma net income (Unaudited—Note 2)			0.02
Weighted average shares:			
Basic	10,831,397	10,843,584	11,572,451
Diluted	11,741,455	12,077,775	12,570,533
Pro forma weighted average shares (Unaudited—Note 2):			
Basic			12,171,695
Diluted			13,169,777

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Common Stock	Notes Receivable from Stockholders	Unearned Deferred Compensation	Retained Earnings	Total
		(In thousands, except share data)				
BALANCE, JANUARY 1, 1996	10,249,580	$ 99	—	—	$1,353	$1,452
Exercise of stock options	594,004	33	—	—	—	33
Distributions to stockholders declared	—	—	—	—	(1,320)	(1,320)
Net income	—	—	—	—	1,659	1,659
BALANCE, DECEMBER 31, 1996	10,843,584	132	—	—	1,692	1,824
Distributions to stockholders declared	—	—	—	—	(752)	(752)
Net income	—	—	—	—	1,635	1,635
BALANCE, DECEMBER 31, 1997	10,843,584	132	—	—	2,575	2,707
Exercise of stock options	1,120,418	81	$ (38)	—	—	43
Issuance of stock options (as restated)	—	591	—	$(320)	—	271
Distributions to stockholders declared	—	—	—	—	(177)	(177)
Net income (as restated)	—	—	—	—	783	783
BALANCE, DECEMBER 31, 1998 (as restated)	11,964,002	$ 804	$ (38)	$(320)	$ 3,181	$ 3,627

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	1996	1997	1998 (As Restated)
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 1,659	$ 1,635	$ 783
Net (gain) loss from discontinued operations, net of provision (benefit) for state income taxes	(1)	84	(153)
Income from continuing operations, net of provision (benefit) for state income taxes	1,658	1,719	630
Adjustments to reconcile income from continuing operations, net of provision (benefit) for state income taxes, to net cash flows from operating activities:			
Compensation expense related to stock options	—	—	271
Deferred state income taxes	—	(66)	8
Depreciation and amortization	264	325	593
Changes in assets and liabilities:			
Accounts receivable	(1,250)	(1,905)	(1,793)
Prepaid expenses and other current assets	(68)	21	(173)
Accounts payable	(23)	303	537
Accrued liabilities	91	936	(122)
Unearned revenue	104	10	156
Net cash flows from continuing operations	776	1,343	107
Net cash flows from discontinued operations	(21)	(111)	14
Net cash flows from operating activities	755	1,232	121
Cash flows from investing activities:			
Purchases of equipment and furniture and capitalized software costs	(320)	(697)	(1,503)
Acquisition of intangibles	—	(150)	—
Proceeds from sale of discontinued operations	—	—	138
Net cash flows from investing activities	(320)	(847)	(1,365)
Cash flows from financing activities:			
Borrowings	401	1,300	1,843
Repayments of debt	(143)	(401)	(949)
Exercise of stock options	33	—	43
Distributions paid to stockholders	(718)	(452)	(76)
Net cash flows from financing activities	(427)	447	861
Net increase (decrease) in cash	8	832	(383)
Cash, January 1	113	121	953
Cash, December 31	$ 121	$ 953	$ 570
Supplemental disclosure of cash flow information:			
Interest paid	$ 22	$ 100	$ 140

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements
Years Ended December 31, 1996, 1997 and 1998
(In thousands, except for share and per share data)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Braun Consulting, Inc. (the ''Company'' or ''Braun Consulting'') delivers eSolutions by combining strategy, business intelligence and advanced Internet application development skills.

Principles of Consolidation—The accompanying consolidated financial statements of Braun Consulting include the accounts of its wholly owned subsidiaries, Vertex Partners, Inc. (''Vertex'') and BTG Ltd. and its majority owned limited liability company, Wincite Systems LLC (see Note 3). The Company acquired all of the outstanding common stock of Vertex on May 4, 1999 in a transaction accounted for as a pooling-of-interests. The accompanying consolidated financial statements for the years ended December 31, 1996, 1997 and 1998 have been restated to include the Vertex information (see Note 11). All significant intercompany balances have been eliminated.

Management's Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment, Furniture and Software—Equipment and furniture are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets using the double-declining balance method. Leasehold improvements are depreciated over the lives of the leases. Software is stated at cost less accumulated amortization. The estimated useful lives are:

Computer and office equipment	3–5 years
Office furniture	7 years
Software	3 years

In March 1998, the Financial Accounting Standards Board issued Statement of Position No. 98-1, ''Accounting for the Costs of Computer Software Developed or Obtained for Internal Use'' (''SOP 98-1''). SOP 98-1 provides guidance on applying generally accepted accounting principles in addressing whether and under what conditions the costs of internal-use software should be capitalized. The Company adopted SOP 98-1 in 1998. During 1998, the Company capitalized $155 related to the implementation of computer software obtained for internal use. These costs primarily include licensing fees and internal labor costs of employees directly associated with the implementation project.

Intangibles—Intangible assets comprise an acquired client list being amortized over a period of three years.

Long-Lived Assets—The Company periodically assesses the recoverability of its long-lived assets based on its expectations of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of long-lived assets. If the Company determines, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their recoverable value with a corresponding charge to earnings. Recoverable value is calculated as the amount of estimated future cash flows (discounted at a rate commensurate with the risk involved) for the remaining amortization period. During the periods presented no such impairment was incurred.

Revenue Recognition—The Company maintains agreements with consulting clients that establish service fees on both a time-and-materials basis and on a fixed-price basis. Revenue is recognized as services are performed. Out-of-pocket expenses included in project personnel and expenses are net of client expense reimbursements in the accompanying consolidated statements of income. Losses on contracts, if any, are provided for in full in the period when determined. Revenue from sales of software is recognized upon delivery of the product.

Income Taxes—The Company, with the consent of its stockholders, has elected to be taxed as an S corporation for federal and most states' income tax reporting purposes, which provides that taxable income or loss of the Company is generally passed through to the individual stockholders. Accordingly, no provision for such income taxes has been recorded in the accompanying financial statements. The Company has elected to be taxed as a C corporation in the state of Massachusetts. Accordingly, taxes are provided for income attributable to the Company's operations in this state. As of December 31, 1997 and 1998, the Company had a net deferred tax liability of $66 and $58, respectively, included in accrued liabilities on the accompanying balance sheets. Deferred taxes relate primarily to the timing of cash receipts and cash payments as the Company is a cash basis tax-payer in the state of Massachusetts.

Earnings Per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of dilutive potential common shares outstanding. The following summarizes the effects of dilutive securities for the periods in arriving at diluted earnings per share:

	1996	**1997**	**1998**
Weighted average common shares—basic	10,831,397	10,843,584	11,572,451
Impact of dilutive securities:			
Options	910,058	1,234,191	998,082
Weighted average common shares—diluted	11,741,455	12,077,775	12,570,533

Recent Accounting Pronouncement—In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (''SFAS'') No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position or its results of operations.

2. PRO FORMA INFORMATION (UNAUDITED)

Since 1995, the Company has been treated as an S corporation for federal and certain state income tax purposes. The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had the Company not have been treated as an S corporation for income tax purposes since that time. The following pro forma adjustments have been made.

Pro Forma Income Statement Information

Income taxes—The pro forma information presented on the statements of income reflect a provision for income taxes at an effective rate of 41.2%, 40.9%, and 58.6% for the years ended December 31, 1996, 1997 and 1998, respectively.

Pro forma net income (loss) per share—Pro forma net income (loss) per share is calculated by dividing pro forma net income (loss) by the pro forma weighted average number of common shares outstanding after giving effect to the assumed issuance of shares of common stock to generate sufficient cash to pay the S corporation distribution amount of approximately $6.0 million, based on an assumed initial offering price of $11.00 per share.

3. DISCONTINUED OPERATIONS

On May 28, 1998, the Company sold its interest in Wincite Systems LLC (''Wincite'') to the minority owner. The consolidated financial statements and related notes reflect Wincite as a discontinued operation. The revenues from this operation, after intercompany eliminations, amounted to approximately $877 and $674 for the years ended December 31, 1996 and 1997, respectively, and $164 for the period January 1, 1998 through May 28, 1998. The assets and liabilities of this operation, consisting primarily of customer accounts receivable, property and equipment, and notes payable, are classified as net assets of company held for disposition, net of the related minority interest, as of December 31, 1997.

In connection with the sale of Wincite, Braun Consulting is to receive two equal annual principal payments in the amount of $95 beginning May 31, 1999.

4. EQUIPMENT, FURNITURE AND SOFTWARE

Equipment, furniture and software, and the related accumulated depreciation and amortization consist of the following:

	1997	1998
Computer and office equipment	$1,376	$2,023
Office furniture	285	784
Software	138	369
Leasehold improvements	10	36
	1,809	3,212
Accumulated depreciation and amortization	(938)	(1,381)
Total	$ 871	$1,831

5. NOTES PAYABLE

Notes payable at December 31, 1997 and 1998 are payable within one year and consist of the following:

	1997	1998
Notes payable—bank	$1,500	$2,595
Notes payable—stockholders	351	150
Total	$1,851	$2,745

The Company entered into a revolving line of credit agreement in the amount of $3,000 on December 31, 1998 with a maturity date of January 31, 2000. The line of credit was $1,500 as of December 31, 1997. The line bears interest at the bank's prime rate (7.75% at December 31, 1998). The agreement requires the Company to maintain certain covenants. As of December 31, 1998, the Company obtained a waiver from its lender related to the Company's violation of certain covenants. The line of credit is secured by all of the Company's accounts. The amount drawn on the line was $1,000 and $2,445 as of December 31, 1997 and 1998, respectively.

A subsidiary of the Company maintains a revolving line of credit agreement in the amount of $950. The line bears interest at the bank's prime rate (7.75% at December 31, 1998) plus one percentage point and is payable upon lender's demand. The line is secured by substantially all of the assets of the subsidiary. The amount drawn on the line was $500 and $150 as of December 31, 1997 and 1998, respectively.

Notes payable to the stockholders consist of advances from the principal stockholders. Terms of the 1997 notes with an outstanding principal balance of $212 as of December 31, 1997 include a provision for monthly payments plus interest at a fixed rate of 10%. There were no stated terms for the 1997 notes with an outstanding principal balance of $139. The 1997 notes were repaid by the Company during 1998. Terms of the 1998 notes include a provision for monthly payments plus interest at a fixed rate of 8%. The 1998 note was repaid by the Company in January 1999.

The carrying amount of the notes payable approximates fair value because the floating interest rates reflect market rates.

6. COMMON STOCK

Effective December 21, 1997, the Company declared a 6,605-for-1 stock split. All stock and rights to purchase stock amounts included within the financial statements have been adjusted to reflect the effects of the stock split.

7. LEASES

The Company leases office facilities under operating lease agreements through 2005. In addition, the Company also leases equipment and accessories under an operating lease agreement expiring in 2002.

Future minimum lease payments anticipated under these agreements are as follows:

Year Ending December 31	Facilities	Equipment
1999	$1,217	$ 43
2000	1,312	43
2001	1,337	43
2002	963	22
2003	828	—
Thereafter	1,414	—
Total	$7,071	$151

Rent expense for facilities and equipment was $340, $516 and $876 for the years ended December 31, 1996, 1997 and 1998, respectively.

8. EMPLOYEE BENEFIT PLANS

The Company sponsors two 401(k) plans which cover substantially all of its employees. Annual contributions under the plans are on an employer matching basis of 20% or 25%, depending on the plans, of the participant's ''eligible contribution,'' as defined. A participant's ''eligible contribution'' is equal to the amount of the participant's elective deferrals for the plan year which does not exceed 5% of compensation. During the years ended December 31, 1996, 1997 and 1998, the Company expensed $44, $86 and $144, respectively, related to the plans.

9. STOCK OPTION COMPENSATION PLANS

Vertex Plan—In 1994, the Company initiated a Stock Option Compensation Plan (the ''1994 Plan''). Under the 1994 Plan, certain employees were given the right to acquire shares of common stock. The number of shares, exercise price of shares and vesting conditions were determined by the directors. No compensation expense was recognized in 1996 and 1997. In 1998, the Company granted options to certain employees and the option exercise price per share was less than the fair market value at the date of grant, thus creating unearned deferred compensation. The difference between the fair market value and the option price was recorded as unearned deferred compensation and is being charged to operations over the vesting periods of the options. In 1998, $193 was charged to operations.

Braun Consulting 1995 Plan—In 1995, the Company adopted a Stock Option Compensation Plan (the ''1995 Plan''). Under the 1995 Plan, certain employees were given the right to acquire shares of common stock. The number of shares, exercise price of shares, and vesting conditions were determined by the directors at the grant date. All shares have a fair value and exercise price of $.05. Under the terms of certain of the option grants, the Company subsidized the exercise price and, accordingly, recognized compensation expense of $13 in 1997 related to these subsidies. All compensation expense related to these subsidies was recognized prior to December 31, 1997. Therefore, no compensation expense was recognized in 1998.

*Braun Consulting 1998 Plan*s—The Company adopted the 1998 Employee Long-Term Stock Investment Plan and the 1998 Executive Long-Term Stock Investment Plan in 1998 (the ''1998 Plans''). Under the 1998 Plans, certain employees and executives were given the right to acquire

shares of common stock. The number of shares, exercise price of shares and vesting conditions were determined by the directors. The exercise price of 432,241 shares issued under the 1998 Plans was less than the fair value at the date of grant, creating unearned deferred compensation. The difference between the fair market value and the option price was recorded as unearned deferred compensation and is being charged to operations over the vesting periods of the options. In 1998, $78 was charged to operations. The shares available for future grants at December 31, 1998 was 1,742,475.

The following summarizes changes in stock options under the 1998 Plans for the years ended December 31, 1996, 1997 and 1998:

	1996		1997		1998	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,955,623	$0.05	1,461,619	$0.05	1,461,619	$0.05
Shares granted	100,000	0.05	—	—	1,773,716	1.79
Options exercised	(594,004)	0.06	—	—	(1,120,418)	0.07
Shares forfeited	—	—	—	—	(265,166)	0.51
Options outstanding, end of year	1,461,619	0.05	1,461,619	0.05	1,849,751	1.64
Options exercisable, end of year	388,376	0.05	388,376	0.05	140,208	1.61
Weighted average fair value of options granted during the year	$ .05		$ —		$ 2.15	

Additional information for options outstanding and options exercisable under the plans at December 31, 1998 is as follows:

Exercise Price	Outstanding Shares	Weighted Average Remaining Contractual Life in Years	Exercisable Shares
$0.05	400,991	1.35	—
0.20	197,258	1.21	—
0.90	370,500	4.20	92,625
3.00	881,002	6.82	47,583
	1,849,751		140,208

In October 1995, Statement of Financial Accounting Standards No. 123, ''Accounting for Stock-Based Compensation,'' was issued and is effective for financial statements for fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company will continue to measure the Plans' cost in accordance with Accounting Principles Board Opinion No. 25, ''Accounting for Stock Issued to Employees.'' Had compensation cost for the Company's Plans been determined consistent with the fair value method prescribed by SFAS No. 123, the impact on the Company's net income and earnings per share would have been as follows:

	1996	1997	1998
Net income:			
As reported	$1,659	$1,635	$783
Pro forma	1,651	1,628	663
Earnings per share—basic (Unaudited):			
Pro forma as reported	0.09	0.09	0.03
Pro forma SFAS 123	0.09	0.09	0.02
Earnings per share—diluted (Unaudited):			
Pro forma as reported	0.08	0.08	0.02
Pro forma SFAS 123	0.08	0.08	0.02

The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of effects on reported net income for future years.

For pro forma note purposes, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	1996	1997	1998
1994 Plan:			
Expected future dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	7.9%	7.9%	6.4%
Expected life (months)	60	60	40
1995 and 1998 Plans:			
Expected future dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	7.9%	7.9%	5.8%
Expected life (months)	55	55	72

As the Company's stock is not publicly traded, the effects of volatility have been ignored given the uncertainty of future stock prices.

10. SEGMENT REPORTING AND SIGNIFICANT CLIENTS

The Company engages in business activities in one operating segment which provides integrated management consulting services with advanced Internet application development skills. Senior management is provided information about the revenues generated in key client industries and service areas. The resources needed to deliver the Company's services are not separately reported by industry or service area. The Company's services are delivered to clients primarily in the United States and the Company's assets are located in the United States.

Four customers accounted for 18.7%, 15.9%, 11.7% and 10.1%, respectively of total revenues in 1996. One customer accounted for 19.0% of total revenues in 1997. One customer accounted for 18.6% of total revenues in 1998. This summary involves five different clients.

11. SUBSEQUENT EVENTS

Acquisition

Pursuant to a Stock Purchase Agreement dated May 4, 1999 by and among the Company, Vertex Partners, Inc (''Vertex'') and the stockholders of Vertex, the Company acquired all of the outstanding stock of Vertex in exchange for 1,512,373 shares of the Company's common stock. The Company accounted for the acquisition as a pooling-of-interests and the accompanying audited financial statements and related notes as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been restated to include the Vertex information.

	Braun Consulting	Vertex	Combined
Year ended December 31, 1996			
Revenues	$ 6,229	$5,043	$11,272
Income from continuing operations	529	1,129	1,658
Net income	530	1,129	1,659
Year ended December 31, 1997			
Revenues	$13,432	$6,076	$19,508
Income from continuing operations	1,179	621	1,800
Net income	1,095	540	1,635
Year ended December 31, 1998			
Revenues	$20,977	$6,885	$27,862
Income from continuing operations	557	70	627
Net income	710	73	783

Tax Status (Unaudited)

On July 28, 1999, the Company terminated its status as an S corporation to become a C corporation. The Company also declared S corporation distributions, which approximate certain taxed but undistributed earnings through July 28, 1999.

12. RESTATEMENT

Subsequent to the issuance of the Company's 1998 financial statements, the Company's management determined that it should revise the fair value of certain employee stock options granted during 1998. This determination was based in part on the timing between the original valuation and the proposed initial public offering of the Company's common stock. As a result, the 1998 financial statements have been restated from amounts previously reported to record $290,000 of unearned deferred compensation and $78,000 of compensation expense, as of and for the year ended December 31, 1998, respectively.

A summary of the significant effects of the restatement is as follows:

	As of and for the Year Ended December 31, 1998	
	As Previously Reported	As Restated
Balance Sheet Data:		
Common Stock	$ 436	$ 804
Unearned deferred compensation	(30)	(320)
Retained earnings	3,259	3,181
Statement of Operations Data:		
Income from continuing operations	705	627
Net income	861	783
Pro forma net income	401	323
Earnings per share continuing operations:		
Basic	$ 0.06	$ 0.05
Diluted	$ 0.06	$ 0.05

Intranet eSolution

A Fortune 100 manufacturer of electronics equipment selected Braun Consulting to build and deploy an intranet system designed to improve business across dozens of offices. Our eSolution enhanced the client's ability to manage hundreds of diverse products and services that are priced and sold through separate and dispersed locations. To meet business needs, we masked complicated processes requiring advanced technology and made the system easy to use for business professionals. The client now has the ability to increase revenues and profits through more flexible pricing and better management of products and services.

Web-based Targeting

A global pharmaceuticals leader chose Braun Consulting to help its marketing and sales departments be more successful in identifying physicians and other customers representing the strongest selling opportunities. Our eSolution included new customer and sales force strategies, and gave the client's marketing managers Web-based access to more detailed customer information. The client is now able to conduct real-time customer evaluations through detailed sorting and ranking of key customer information. By getting closer to the best customers, the pharmaceuticals firm gained market share and realized greater returns from investing in an international sales force.

New World Telecommunications

Braun Consulting is working with a telecommunications provider to maintain a leadership position in a changing and deregulating marketplace. Based upon advanced customer relationship management, strategies and information technology systems, our eSolution is helping the client make changes in marketing, business processes and information management. To help the client compete with better customer information, we are building a proprietary data warehouse and creating access to other large information sources.

[Braun Consulting logo]

, 1999

BraunConsulting

4,600,000 Shares of Common Stock

PROSPECTUS

Donaldson, Lufkin & Jenrette

Salomon Smith Barney

Adams, Harkness & Hill, Inc.

DLJ*direct* Inc.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make any representation as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Braun Consulting have not changed since the date hereof.

Until , 1999 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with issuance and distribution of the securities being registered, all of which shall be paid by Braun Consulting. All of such amounts (except the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee) are estimated.

Securities and Exchange Commission Registration Fee	$ 17,648
NASD Filing Fee	6,848
Nasdaq National Market Listing Fee	95,000
Printing Expenses	200,000
Legal Fees and Expenses	200,000
Accounting Fees and Expenses	200,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees and Expenses	10,000
Travel and Miscellaneous Expenses	265,504
Total	$1,000,000

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law (''DGCL'') provides that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Braun Consulting may and, in certain cases, must be indemnified by Braun Consulting against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Braun Consulting. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Braun Consulting, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Certificate of Incorporation

The certificate of incorporation of Braun Consulting provides that a director of Braun Consulting shall not be personally liable to Braun Consulting or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Braun Consulting or its stockholders, (2) for acts or omissions not in

good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. Additionally, the certificate of incorporation provides that Braun Consulting will indemnify its officers and directors to the fullest extent permitted by the DGCL. However, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Braun Consulting, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the certificate of incorporation by the stockholders of Braun Consulting shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of Braun Consulting existing at the time of such repeal or modification.

Bylaws

Braun Consulting's Bylaws generally provide for indemnification of officers, directors, employees and agents of Braun Consulting and persons serving at the request of Braun Consulting in such capacities for other business organizations against certain losses, costs, liabilities, and expenses incurred by reason of their positions with Braun Consulting or such other business organizations. In the case of non-derivative actions, Braun Consulting will indemnify such persons against expenses, including attorney's fees, judgments, fines and amounts paid in settlement incurred by such person as long as they acted in good faith and in a manner they believed to be in or not opposed to the best interests of Braun Consulting. In the case of derivative actions, Braun Consulting will indemnify such persons against expenses, including attorneys' fees, incurred by them as long as they acted in good faith and in a manner they believed to be in or not opposed to the best interests of Braun Consulting. Braun Consulting also has policies insuring its officers and directors and certain officers and directors of its wholly owned subsidiaries against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

Underwriting Agreement

The underwriting agreement will provide for the indemnification of the directors and officers of Braun Consulting in certain circumstances.

Insurance

Braun Consulting intends to maintain a policy of liability insurance to insure its officers and directors and certain directors and officers of its wholly owned subsidiaries against losses resulting from certain acts committed by them in their capacities as officers and directors of Braun Consulting or its subsidiaries.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 1996, Braun Consulting has sold and issued the following securities:

(1) Pursuant to the 1995 Director Stock Option Plan, 1,603,118 shares of common stock have been issued pursuant to the exercise of options by five employees at a weighted average exercise price of $0.05 per share. Pursuant to the 1998 Employee Long-Term Stock Investment Plan, 89,648 shares of common stock have been issued pursuant to the exercise of options by ten employees at a weighted average exercise price of $1.07 per share. Pursuant to the 1998 Executive Long-Term Stock Investment Plan, 12,502 shares of common stock have been issued

pursuant to the exercise of options by one employee at a weighted average exercise price of $3.00 per share. These issuances of securities were made in reliance on Rule 701.

(2) On May 4, 1999, Braun Consulting issued to the stockholders of Vertex Partners, Inc. 1,512,373 shares in connection with the acquisition of Vertex Partners, Inc. by Braun Consulting. The stockholders of Vertex Partners, Inc. receiving shares of common stock of Braun Consulting consisted of Michael J. Evanisko and certain trusts for his children (690,401), James M. Kalustian (493,144), and Paul J. Bascobert (328,828). This issuance of shares was made in reliance on Section 4(2).

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offerings.

Item 16. Exhibits and Financial Statement Schedules.

(a) **Exhibits**

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
*3.1	Certificate of Incorporation.
*3.2	Form of Bylaws.
*4.1	Specimen Certificate representing Common Stock.
*4.2	Registration Rights Agreement dated as of May 4, 1999 by and among Braun Consulting, Inc., Michael J. Evanisko, James M. Kalustian and Paul J. Bascobert.
*5.1	Opinion of Locke Liddell & Sapp LLP.
*9.1	Voting Trust Agreement dated February 1, 1998 by and between Wayne L. Schneider, Josephine L. Schneider, Amos W. Braun, LaVerne M. Braun, Michael K. Braun, Maureen B. Braun, Janet M. Ostendorf, Gregory A. Ostendorf and Steven J. Braun.
*10.1	Employment Agreement dated effective as of May 5, 1999 between Braun Consulting, Inc. and Paul J. Bascobert.
*10.2	Employment Agreement dated effective as of May 5, 1999 between Braun Consulting, Inc. and Michael J. Evanisko.
*10.3	Employment Agreement dated effective as of May 5, 1999 between Braun Consulting, Inc. and James M. Kalustian.
*10.4	Executive Employment Agreement dated November 1, 1998 between Braun Technology Group, Inc. and Thomas J. Duvall.
*10.5	Agreement dated September 1, 1998 between Steven J. Braun and Stephen J. Miller.
*10.6	1995 Director Stock Option Plan.
*10.7	1998 Employee Long-Term Stock Investment Plan.
*10.8	1998 Executive Long-Term Stock Investment Plan.
*21.1	Subsidiaries of Braun Consulting, Inc.
**23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Locke Liddell & Sapp LLP (contained in Exhibit 5.1).
*24.1	Power of Attorney (included on the signature page of this registration statement).
*27.1	Financial Data Schedule.

* Previously filed.

** Filed herewith.

(b) **Financial Statement Schedules.**

All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on August 2, 1999.

BRAUN CONSULTING, INC.

Dated: August 2, 1999

By: /s/ STEVEN J. BRAUN

Steven J. Braun
President, Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date
/s/ STEVEN J. BRAUN Steven J. Braun	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 2, 1999
/s/ JOHN C. BURKE John C. Burke	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	August 2, 1999
* Thomas J. Duvall	Director	August 2, 1999
* Stephen J. Miller	Director	August 2, 1999
* Michael J. Evanisko	Director	August 2, 1999
* James M. Kalustian	Director	August 2, 1999

* /s/ GREGORY A. OSTENDORF

Gregory A. Ostendorf
Attorney-in-Fact